EXHIBIT 2.1
EXECUTION COPY
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
ADC TELECOMMUNICATIONS, INC.,
HAZELTINE MERGER SUB, INC.
AND
ANDREW CORPORATION
DATED AS OF MAY 30, 2006

TABLE OF CONTENTS

ARTICLE I THE MERGER		2

1.1	The Merger	2
1.2	Closing	2
1.3	Effective Time	2
1.4	Effects of the Merger	2
1.5	Organizational Documents of the Surviving Corporation	2
1.6	Directors and Officers of the Surviving Corporation	3
1.7	Alternative Structure	3

ARTICLE II EFFECTS OF THE MERGER; EXCHANGE OF CERTIFICATES		3

2.1	Effect on Capital Stock	3
2.2	Exchange of Shares and Certificates	4

ARTICLE III REPRESENTATIONS AND WARRANTIES OF ADC AND MERGER SUB		7

3.1	Corporate Organization	7
3.2	Capital Structure	8
3.3	Authority; Board Approval; Voting Requirements; No Conflict; Required Filings and Consents	11
3.4	SEC Documents; Financial Statements	13
3.5	Information Supplied	14
3.6	Absence of Certain Changes or Events	15
3.7	Compliance with Applicable Laws; Permits; Litigation	15
3.8	Employees	16
3.9	Benefit Plans	17
3.10	Taxes	19
3.11	Environmental Matters	20
3.12	Intellectual Property	20
3.13	State Takeover Statutes	22
3.14	Brokers	22
3.15	Opinion of Financial Advisor	22
3.16	Ownership of Andrew Common Stock	22
3.17	Material Contracts	22
3.18	Interested Party Transactions	23
3.19	Internal Controls and Disclosure Controls	23
3.20	ADC Rights Agreement; ADC Charter	24

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF ANDREW		24

4.1	Corporate Organization	24
4.2	Capital Structure	25
4.3	Authority; Board Approval; Voting Requirements; No Conflict; Required Filings and Consents	26
 i

4.4	SEC Documents; Financial Statements	28
4.5	Information Supplied	30
4.6	Absence of Certain Changes or Events	30
4.7	Compliance with Applicable Laws; Permits; Litigation	31
4.8	Employees	31
4.9	Benefit Plans	32
4.10	Taxes	34
4.11	Environmental Matters	35
4.12	Intellectual Property	36
4.13	State Takeover Statutes	37
4.14	Brokers	37
4.15	Opinion of Financial Advisor	37
4.16	Ownership of ADC Common Stock	37
4.17	Material Contracts	37
4.18	Interested Party Transactions	38
4.19	Internal Controls and Disclosure Controls	38
4.20	Andrew Rights Agreement	38

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		39

5.1	Conduct of Business	39
5.2	No Solicitation	43
5.3	Board of Directors Recommendation	45
5.4	Company Stockholder Meetings	47
5.5	Control of Other Party’s Business	47

ARTICLE VI ADDITIONAL AGREEMENTS		47

6.1	Preparation of SEC Documents; Stockholders’ Meetings	47
6.2	Access to Information; Confidentiality	49
6.3	Commercially Reasonable Efforts	50
6.4	Indemnification and Insurance	51
6.5	Fees and Expenses	53
6.6	Announcements	53
6.7	Listing	53
6.8	Tax-Free Reorganization Treatment	53
6.9	Conveyance Taxes	53
6.10	Equity Awards, Andrew Warrant and Andrew Note	54
6.11	Employee Benefits	55
6.12	Consents of Accountants	57
6.13	Directors and Chief Executive Officer of ADC	57
6.14	Affiliate Legends	57
6.15	Notification of Certain Matters	57
6.16	Section 16 Matters	58
6.17	Rights Plans; State Takeover Laws	58
6.18	Reservation of ADC Common Stock	58
6.19	Further Assurances	59

6.20	Stockholder Litigation	59

ARTICLE VII CONDITIONS PRECEDENT		59

7.1	Conditions to Each Party’s Obligation to Effect The Merger	59
7.2	Conditions to Obligations of ADC and Merger Sub	60
7.3	Conditions to Obligations of Andrew	61

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER		62

8.1	Termination	62
8.2	Effect of Termination	64
8.3	Payments	64
8.4	Amendment	67
8.5	Extension; Waiver	67

ARTICLE IX GENERAL PROVISIONS		67

9.1	Nonsurvival of Representations and Warranties	67
9.2	Notices	67
9.3	Interpretation	68
9.4	Knowledge	68
9.5	Disclosure Letters	69
9.6	Counterparts	69
9.7	Entire Agreement; No Third-Party Beneficiaries	69
9.8	Governing Law	69
9.9	Assignment	69
9.10	Consent to Jurisdiction	69
9.11	Headings, etc	70
9.12	Severability	70
9.13	Failure or Indulgence Not a Waiver; Remedies Cumulative	70
9.14	Waiver of Jury Trial	70
9.15	Specific Performance	70

Defined Terms

Term	Section
Acquisition	8.3(a)(i)
ADC	Preamble
ADC Balance Sheet	3.4(d)
ADC Benefit Plans	3.9(a)
ADC By-Laws	3.1(b)
ADC Charter	3.1(b)
ADC Common Stock	2.1(a)
ADC Designated Directors	6.13(a)
ADC Disclosure Letter	9.5
ADC Domestic Benefit Plan	3.9(c)
ADC ERISA Affiliate	3.9(c)
ADC Foreign Benefit Plan	3.9(d)
ADC Material Contract	3.17(b)
ADC Measurement Date	3.4(a)
ADC Notes	3.2(a)
ADC Options	3.2(b)
ADC Organizational Documents	3.1(b)
ADC Permits	3.7(a)
ADC Preferred Stock	3.2(a)
ADC Rights	3.2(a)
ADC Rights Agreement	3.2(a)
ADC SEC Documents	3.4(a)
ADC Share Issuance	Recitals
ADC Share Issuance Approval	3.3(c)
ADC Shareholders’ Meeting	6.1(b)
ADC Stock Plans	3.2(a)
Affiliate	3.4(f)
Agreement	Preamble
Alternative Transaction	5.2(a)(i)
Alternative Transaction Proposal	5.2(a)(ii)
Andrew	Preamble
Andrew Balance Sheet	4.4(d)
Andrew Benefit Plans	4.9(a)
Andrew By-Laws	4.1(b)
Andrew Charter	4.1(b)
Andrew Common Stock	2.1
Andrew Designated Directors	6.13(a)
Andrew Disclosure Letter	9.5
Andrew Domestic Benefit Plan	4.9(c)
Andrew ERISA Affiliate	4.9(c)
Andrew Foreign Benefit Plan	4.9(d)
Andrew Indenture	2.1(d)
Andrew Material Contract	4.17(a)

Andrew Measurement Date	4.4(a)
Andrew Notes	2.1(d)
Andrew Option	2.1(d)
Andrew Organizational Documents	4.1(b)
Andrew Permits	4.7(a)
Andrew Preferred Stock	4.2(a)
Andrew Purchase Plan	4.2(h)
Andrew Rights	4.2(a)
Andrew Rights Agreement	4.2(a)
Andrew SEC Documents	4.4(a)
Andrew Stock Plans	4.2(a)
Andrew Stockholder Approval	4.3(c)
Andrew Stockholders’ Meeting	6.1(b)
Andrew Warrant	2.1(d)
Applicable Law	3.7(a)
Applicable Laws	3.7(a)
CA	5.2(d)(i)
CERCLA	3.11
Certificate of Merger	1.3
Certificates	2.2(b)
Change of Recommendation	5.3(a)
Closing	1.2
Closing Date	1.2
Code	Recitals
Continuing Employees	6.11(a)
Contract	3.17(a)
DGCL	Recitals
Effective Time	1.3
ERISA	3.9(b)
Exchange Act	3.3(e)(ii)(C)
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Exchange Ratio	2.1(a)
Existing Benefits Commitments	5.1(b)(xi)
Form S-4	3.3(e)(ii)(A)
GAAP	3.1(a)
Governmental Entity	3.3(e)
HSR Act	3.3(e)(i)
Indemnified Parties	6.4(a)
Intellectual Property	3.12(a)
IRS	3.9(b)
Joint Proxy Statement	3.3(e)(ii)(B)
Knowledge	9.4
Liens	3.2(g)
Material Adverse Change	3.1(a)
Material Adverse Effect	3.1(a)
 v

Maximum Premium	6.4(b)
Merger	Recitals
Merger Consideration	2.1(a)
Merger Sub	Preamble
NASDAQ	2.1(e)
Outside Date	8.1(b)(i)
Person	9.3
Regulatory Agencies	3.4(a)
RoHS	3.11
Rule 145 Affiliates	6.14
Sarbanes-Oxley Act	3.4(b)
SEC	3.1(a)
Secretary of State	1.3
Securities Act	3.3(e)(ii)(C)
Subsidiary	3.2(g)
Substantial Investment	3.2(g)
Superior Proposal	5.2(a)(iii)
Surviving Corporation	Recitals
Tax	3.10(a)
Tax Return	3.10(a)
Taxes	3.10(a)
Termination Fee	8.3(a)(i)
Voting Debt	3.2(c)
WEEE	3.11
Welfare Plan	3.9(c)

AGREEMENT AND PLAN OF MERGER
     This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 30, 2006, by and among ADC Telecommunications, Inc., a Minnesota corporation (“ADC”), Hazeltine Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of ADC (“Merger Sub”), and Andrew Corporation, a Delaware corporation (“Andrew”).
WITNESSETH:
     WHEREAS, the respective Boards of Directors of ADC, Merger Sub and Andrew have deemed it advisable and in the best interests of their respective corporations and stockholders that ADC and Andrew engage in a business combination in order to advance their respective long-term strategic business interests;
     WHEREAS, in furtherance thereof, the Board of Directors of each of ADC, Merger Sub and Andrew have approved this Agreement and the merger of Merger Sub with and into Andrew (the “Merger”) so that Andrew continues as the surviving corporation in the Merger (sometimes referred to in such capacity as the “Surviving Corporation”), upon the terms of and subject to the conditions set forth in this Agreement and in accordance with the provisions of the Delaware General Corporation Law (the “DGCL”);
     WHEREAS, the Board of Directors of Andrew has determined to recommend to its stockholders the approval and adoption of this Agreement and the Merger;
     WHEREAS, the Board of Directors of ADC has determined to recommend to its shareholders approval of the issuance of shares of ADC Common Stock (as defined in Section 2.1(a)) in connection with this Agreement (the “ADC Share Issuance”);
     WHEREAS, ADC, as the sole stockholder of Merger Sub, has approved this Agreement and the Merger;
     WHEREAS, for United States federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be, and is hereby, adopted as a plan of reorganization within the meaning of Section 368 of the Code; and
     WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.
     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Article I
The Merger
     1.1 The Merger. Upon the terms of and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into Andrew, the separate corporate existence of Merger Sub shall cease and Andrew shall continue as the Surviving Corporation in the Merger and shall succeed to and assume all the property, rights, privileges, powers and franchises of Merger Sub in accordance with the DGCL.
     1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Central Time, on a date to be specified by the parties, which shall be no later than the third business day after satisfaction or waiver of all of the conditions set forth in Article VII (other than delivery of items to be delivered at the Closing and other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing) at the offices of Dorsey & Whitney LLP, 50 South Sixth Street, Minneapolis, Minnesota 55402, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to herein as the “Closing Date.”
     1.3 Effective Time. Upon the terms of and subject to the conditions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing a certificate of merger executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Secretary of State”) and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State, or at such subsequent date or time as Andrew and ADC shall agree and specify in the Certificate of Merger. The date and time at which the Merger becomes effective as set forth in the Certificate of Merger is referred to herein as the “Effective Time.”
     1.4 Effects of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of Andrew and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Andrew and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
     1.5 Organizational Documents of the Surviving Corporation. At the Effective Time, and subject to compliance with Section 6.4(a), the Andrew Charter (as defined in Section 4.1(b)) shall be amended and restated in its entirety to be identical to the certificate of incorporation of Merger Sub in the form attached as Exhibit A hereto, and such amended Andrew Charter shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the DGCL and as provided in such certificate of incorporation; provided, however, that, at the Effective Time, Article I of the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is Andrew Corporation.” After the Effective Time, the authorized capital stock of the Surviving Corporation shall consist of 1,000 shares of common stock, par value $0.01 per share. At the Effective Time, the Andrew By-Laws (as defined in Section 4.1(b)) shall be amended and restated in their entirety to be identical to the by-laws of Merger Sub, as in effect immediately prior to the Effective Time, in the form attached as Exhibit B hereto, and such by-laws shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with the DGCL and as provided in such by-laws.
     1.6 Directors and Officers of the Surviving Corporation. The initial directors of the Surviving Corporation shall be the individuals designated as such on Section 1.6 of the ADC Disclosure Letter hereto until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the individuals designated as such on Section 1.6 of the ADC Disclosure Letter hereto until their respective successors are duly appointed.
     1.7 Alternative Structure. ADC and Andrew may mutually agree to revise the structure of the Merger provided for herein at any time prior to receipt of either the Andrew Stockholder Approval (as defined in Section 4.3(c)) or ADC Share Issuance Approval (as defined in Section 3.3(c)), or at any time thereafter if, with appropriate disclosure, any required further approval of the revised structure is obtained from the stockholders of ADC and Andrew, as applicable; provided, however, that under any such revised structure the Merger would qualify as a reorganization within the meaning of Section 368(a) of the Code or as a transfer qualifying under Section 351 of the Code.
Article II
Effects of the Merger; Exchange of Certificates
     2.1 Effect on Capital Stock. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of ADC, Merger Sub, Andrew or the holders of any shares of common stock, par value $0.01 per share, of Andrew (together with any associated Andrew Rights (as defined in Section 4.2(a)), “Andrew Common Stock”):
     (a) Conversion of Andrew Common Stock. Each share of Andrew Common Stock issued and outstanding immediately prior to the Effective Time, other than any shares of Andrew Common Stock to be canceled pursuant to Section 2.1(c) shall automatically be converted into the right to receive 0.57 (the “Exchange Ratio”) of a fully paid and nonassessable share of common stock, par value $0.20 per share, of ADC (“ADC Common Stock”) upon surrender of the Certificate (as defined in Section 2.2(b)) which immediately prior to the Effective Time represented such share of Andrew Common Stock in the manner provided in Section 2.2(b) (or, in the case of a lost, stolen or destroyed Certificate, Section 2.2(h)). The shares of ADC Common Stock, together with the associated ADC Rights (as defined in Section 3.2(a)), to be issued or paid to holders of Andrew Common Stock pursuant to this Agreement, together with any cash in lieu of fractional shares pursuant to Section 2.2(e), are referred to as the “Merger Consideration”. As a result of the Merger, at the Effective Time, each holder of a Certificate shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable in respect of the shares of Andrew Common Stock represented by such Certificate immediately prior to the Effective Time, any cash in lieu of fractional shares payable pursuant to Section 2.1(e) and any dividends or other distributions payable pursuant to

Section 2.2(c), all to be issued or paid, without interest, in consideration therefor upon the surrender of such Certificate in accordance with Section 2.2(b) (or, in the case of a lost, stolen or destroyed Certificate, Section 2.2(h)).
     (b) Capital Stock of Merger Sub. Each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.
     (c) Cancellation of Treasury Shares. Each share of Andrew Common Stock held as treasury stock by Andrew, if any, shall automatically be extinguished without any conversion, and no consideration shall be delivered in respect thereof.
     (d) Andrew Options, Andrew Warrant, Andrew Note and Andrew Restricted Stock Units. At the Effective Time, (i) all issued and outstanding options to purchase Andrew Common Stock under any Andrew Stock Plan (as defined in Section 4.2(a)) (each, an “Andrew Option”) shall be assumed by ADC in accordance with Section 6.10(a), (ii) the warrant, dated January 16, 2006, to purchase 1,000,000 shares of Andrew Common Stock issued to True Position, Inc. (the “Andrew Warrant”) shall be assumed by ADC in accordance with Section 6.10(b), (iii) all issued and outstanding 3 1/4% Convertible Subordinated Notes Due 2013 (the “Andrew Notes”), subject to the indenture, dated August 8, 2003, between Andrew and BNY Midwest Trust Company (the “Andrew Indenture”) shall become convertible into ADC Common Stock in accordance with Section 6.10(c), and (iv) all restricted stock units issued under the Andrew Stock Plans shall be treated as set forth in Section 6.10(d).
     (e) Fractional Shares. No fraction of a share of ADC Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Andrew Common Stock who would otherwise be entitled to receive a fraction of a share of ADC Common Stock (after aggregating all fractional shares of ADC Common Stock that otherwise would be received by such holder) shall, upon surrender of such holder’s Certificate(s), receive from ADC an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of: (i) such fraction, multiplied by (ii) the average closing price of one share of ADC Common Stock for the ten most recent trading days that ADC Common Stock has traded ending on the trading day one day prior to the Effective Time, as reported on the NASDAQ National Market (“NASDAQ”).
     (f) Adjustments to Exchange Ratio. Notwithstanding any provision of this Article II to the contrary (but without in any way limiting the covenants in Section 5.1), the Exchange Ratio shall be adjusted to reflect fully the appropriate effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into ADC Common Stock or Andrew Common Stock), reorganization, recapitalization, reclassification or other like change with respect to ADC Common Stock or Andrew Common Stock having a record date on or after the date hereof and prior to the Effective Time.
     2.2 Exchange of Shares and Certificates.
     (a) Exchange Agent. At or prior to the Effective Time, ADC shall engage Computershare Investor Services LLC (or such other institution reasonably satisfactory to ADC and Andrew) to act as exchange agent in connection with the Merger (the “Exchange Agent”), pursuant to an agreement reasonably satisfactory to ADC and Andrew. Immediately prior to the Effective Time, ADC shall deposit with the Exchange Agent, in trust for the benefit of the holders of shares of Andrew Common Stock, the shares of ADC Common Stock issuable pursuant to Section 2.1(a). In addition, ADC shall make available by depositing with the Exchange Agent, as necessary from time to time after the Effective Time as needed, cash in an amount sufficient to make the payments in lieu of fractional shares pursuant to Section 2.1(e) and any dividends or distributions to which holders of shares of Andrew Common Stock may be entitled pursuant to Section 2.2(c). All cash and ADC Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”
     (b) Exchange Procedures. Promptly after the Effective Time, ADC shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Andrew Common Stock and that at the Effective Time were converted into the right to receive the Merger Consideration pursuant to Section 2.1 (the “Certificates”), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for whole shares of ADC Common Stock, cash in lieu of any fractional shares pursuant to Section 2.1(e) and any dividends or other distributions payable pursuant to Section 2.2(c). Upon surrender of Certificates for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificates shall be entitled to receive in exchange therefor the number of whole shares of ADC Common Stock to which such holder is entitled pursuant to Section 2.1 (which, as required by the ADC By-Laws (as defined in Section 3.1(b)), shall be issued in uncertificated book entry form only), payment in lieu of fractional shares which such holder is entitled to receive pursuant to Section 2.1(e) and any dividends or distributions payable pursuant to Section 2.2(c), and the Certificates so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Andrew Common Stock which is not registered in the transfer records of Andrew, the proper number of shares of ADC Common Stock may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance of shares of ADC Common Stock to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of ADC that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration (and any amounts to be paid pursuant to Section 2.2(c)) upon such surrender. No interest shall be paid or shall accrue on any amount payable pursuant to Section 2.1(e) or Section 2.2(c).
     (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to ADC Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of ADC Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.1(e), until such Certificate has been surrendered in accordance with this Article II. Subject to Applicable Law (as defined in Section 3.7(a)), following surrender of any such Certificate, there shall be paid to the recordholder thereof, without interest, (i) promptly after such surrender, the number of whole shares of ADC Common Stock issuable in exchange therefor pursuant to this Article II, together with any cash payable in lieu of a fractional share of ADC Common Stock to which such holder is entitled pursuant to Section 2.1(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of ADC Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of ADC Common Stock.
     (d) No Further Ownership Rights in Andrew Common Stock. All shares of ADC Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this Article II and any cash paid pursuant to Section 2.1(e) or Section 2.2(c) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Andrew Common Stock previously represented by such Certificates. At the Effective Time, the stock transfer books of Andrew shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Andrew Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.
     (e) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates six months after the Effective Time shall be delivered to ADC, upon demand, and any holders of Certificates who have not theretofore complied with this Article II shall thereafter look only to ADC for payment of their claim for the Merger Consideration, and any dividends or distributions pursuant to Section 2.2(c).
     (f) No Liability. None of ADC, Merger Sub, Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any shares of ADC Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered prior to seven years after the Effective Time, or immediately prior to such earlier date on which any shares of ADC Common Stock, any cash in lieu of fractional shares of ADC Common Stock or any dividends or distributions with respect to ADC Common Stock issuable in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 3.3(e)), any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by Applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.
     (g) Withholding Rights. ADC or the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any Person who was a holder of Andrew Common Stock, options or other securities or rights immediately prior to the Effective Time such amounts as ADC or the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Code, or any provision of federal, state, local or foreign tax law. To the extent that amounts are so withheld by ADC or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

     (h) Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of ADC Common Stock as may be required pursuant to Section 2.1(a), cash for fractional shares pursuant to Section 2.1(e) and any dividends or distributions payable pursuant to Section 2.2(c); provided, however, that ADC may, in its reasonable discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver an agreement of indemnification in form reasonably satisfactory to ADC, or a bond in such sum as ADC may reasonably direct as indemnity, against any claim that may be made against ADC or the Exchange Agent in respect of the Certificates alleged to have been lost, stolen or destroyed.
     (i) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by ADC on a daily basis provided that no such investment or loss thereon shall affect the amounts payable to former stockholders of Andrew after the Effective Time pursuant to this Article II. Any interest and other income resulting from such investment shall become a part of the Exchange Fund and any amounts in excess of the amounts payable pursuant to this Article II shall promptly be paid to ADC.
Article III
Representations and Warranties of ADC and Merger Sub
     Except as disclosed in (x) an ADC SEC Document (as defined in Section 3.4(a)), but excluding any risk factor disclosure contained in any such ADC SEC Document under the heading “Risk Factors” or “Forward-Looking Information,” or (y) the ADC Disclosure Letter (as defined in Section 9.5), ADC and Merger Sub jointly and severally represent and warrant to Andrew as follows:
     3.1 Corporate Organization.
     (a) ADC is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota. ADC has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ADC.
     As used in this Agreement, the terms “Material Adverse Change” or “Material Adverse Effect” mean, with respect to ADC or Andrew, as the case may be, any change, effect, event, occurrence or state of facts that has or has had a material adverse effect (i) on the business, results of operations (other than short-term effects on results of operations) or financial condition of such party and its Subsidiaries, taken as a whole, provided, however, that a Material Adverse Effect/Material Adverse Change will be deemed not to include effects to the extent resulting from: (A) any change, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or the accounting rules and regulations of the Securities and Exchange Commission

(the “SEC”), (B) any change in the market price or trading volume of ADC Common Stock or Andrew Common Stock (it being understood that any change, effect, event, occurrence or state of facts that is an underlying cause of such change in price or trading volume shall not be excluded by virtue of this exception), (C) any change in the market price of copper or any short-term adverse effects to such party or its Subsidiaries directly resulting from such change, (D) any change, effect, event, occurrence or state of facts exclusively relating to any acts of terrorism, sabotage, military action or war, (E) any change in or relating to the United States economy or United States financial, credit or securities markets in general, (F) any change in or relating to the industry in which such party operates or the markets for any of such party’s products or services in general, which change in the case of clauses (D), (E) and (F) does not affect such party to a materially disproportionate degree relative to other entities operating in such markets or industries or serving such markets, or (G) any change, effect, event, occurrence or state of facts arising directly or indirectly out of the execution, delivery, performance or disclosure of this Agreement or the transactions contemplated hereby, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees; or (ii) the ability of such party to consummate the transactions contemplated by this Agreement in the manner contemplated hereby.
     (b) True and complete copies of the Restated Articles of Incorporation of ADC, as amended through, and as in effect as of, the date of this Agreement (the “ADC Charter”) and the Restated By-laws of ADC, as amended through, and as in effect as of, the date of this Agreement (the “ADC By-Laws”, and, together with the ADC Charter, the “ADC Organizational Documents”) have previously been made available to Andrew.
     (c) Each Subsidiary (as defined in Section 3.2(g)) of ADC (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where applicable, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except for such variances from the matters set forth in any of clauses (i), (ii) or (iii) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ADC.
     3.2 Capital Structure.
     (a) The authorized capital stock of ADC consists of 342,857,142 shares of ADC Common Stock, and 10,000,000 shares of preferred stock, no par value per share (“ADC Preferred Stock”). At the close of business on May 25, 2006: (i) 117,237,040 shares of ADC Common Stock were issued and outstanding; (ii) no shares of ADC Preferred Stock were issued and outstanding; (iii) an aggregate of 33,634,686 shares of ADC Common Stock were reserved for issuance pursuant to ADC’s Global Stock Incentive Plan, 2001 Special Stock Option Plan, CommTech Corporation 1997 Equity Incentive Plan, PairGain 1993 Stock Option Plan, PairGain 1996 Stock Option Plan, PairGain Directors Stock Option Plan, Saville 1995 Share Option Plan, Altitun AB Stock Option Plan, BAS Stock Plan, 1997 NewNet, Inc. Stock Option Plan, Teledata Director Share Incentive Plan (1992), Teledata Key Employee Stock Option Plan (1994-1997), Teledata Key Employee Stock Option Plan (1998), Centigram 1995 Nonstatutory Stock Option Plan, Centigram 1997 Stock Plan, Nvision Share Option Plan, Spectracom Inc. 1997 Stock

Option Plan, Option Conversion Agreement and Non-Incentive Stock Option and Indemnification Agreement (such plans, as amended to date, are collectively referred to herein as the “ADC Stock Plans”); (iv) 14,239,436 shares of ADC Common Stock were reserved for issuance upon the conversion of ADC’s 1% Convertible Unsecured Subordinated Notes Due 2008 and ADC’s Variable Rate Convertible Unsecured Subordinated Notes Due 2013 (collectively, the “ADC Notes”); (v) 2,000,000 shares of ADC Preferred Stock were designated as Series A Junior Participating Preferred Stock, par value $0.0001 per share, and were reserved for issuance upon the exercise of preferred share purchase rights (the “ADC Rights”) issued pursuant to the ADC Rights Agreement, amended and restated as of July 30, 2003, between ADC and Computershare Investor Services, LLC, as rights agent (the “ADC Rights Agreement”); and (vi) one ADC Right was outstanding for each outstanding share of ADC Common Stock. All of the outstanding shares of capital stock of, or other equity interests in, ADC have been validly issued and are fully paid and nonassessable.
     (b) As of the close of business on May 25, 2006: (i) 6,719,352 shares of ADC Common Stock were subject to issuance pursuant to outstanding options to acquire shares of ADC Common Stock (“ADC Options”) under the ADC Stock Plans; (ii) 588,677 shares of ADC Common Stock were subject to issuance pursuant to outstanding restricted stock units issued under the ADC Stock Plans and (iii) 14,239,436 shares of ADC Common Stock were subject to issuance upon the conversion of the ADC Notes. All shares of ADC Common Stock subject to issuance under the ADC Stock Plans, upon issuance upon the terms and subject to the conditions set forth in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Except as contemplated by this Agreement, there are no commitments or agreements of any character to which ADC is bound obligating ADC to accelerate the vesting of any ADC Option as a result of the Merger. Except as set forth in this Section 3.2, there are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to ADC.
     (c) No bonds, debentures, notes or other evidences of indebtedness having the right to vote on any matters on which stockholders of ADC may vote (“Voting Debt”) are issued or outstanding.
     (d) Except as otherwise set forth in this Section 3.2, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which ADC or any of its Subsidiaries is a party or by which any of them is bound obligating ADC or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, Voting Debt or other voting securities of ADC or any of its Subsidiaries, or obligating ADC or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. All outstanding shares of ADC Common Stock, all outstanding ADC Options, and all outstanding shares of capital stock of each Subsidiary of ADC have been issued and granted (as applicable) in compliance in all material respects with (A) all applicable securities laws and all other Applicable Laws and (B) all requirements set forth in applicable material Contracts (as defined in Section 3.17(a)).
     (e) Since May 25, 2006, and through the date hereof, except for issuances of ADC Common Stock pursuant to the exercise of ADC Options outstanding as of May 25, 2006, there has been no change in (x) the outstanding capital stock of ADC, (y) the number of ADC Options outstanding, or (z) the number of other options, warrants or other rights to purchase ADC Common Stock.
     (f) Neither ADC nor any Subsidiary of ADC is a party to any agreement, arrangement or understanding restricting the purchase or transfer of, relating to the voting of, requiring registration of, or granting any preemptive or antidilutive rights with respect to, any capital stock of ADC or any of its Subsidiaries or any securities of the type referred to in Section 3.2(d) hereof.
     (g) All of the issued and outstanding shares of capital stock or other equity ownership interests of each “significant subsidiary” (as such term is defined under Regulation S-X of the SEC) of ADC are owned by ADC, directly or indirectly, free and clear of any material liens, pledges, charges and security interests and similar encumbrances, other than for Taxes that are not yet due (“Liens”), and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity ownership interest (other than restrictions under applicable securities laws), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No such significant subsidiary is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such significant subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such significant subsidiary. Except for the capital stock or other equity ownership interests of its Subsidiaries, as of the date of this Agreement, ADC does not beneficially own directly or indirectly any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person that constitutes a Substantial Investment. As used in this Agreement, (i) “Subsidiary”, when used with respect to either party, means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, (x) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership) or (y) a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party and/or by any one or more of its Subsidiaries, and (ii) “Substantial Investment”, when used with respect to either party, means a stock or other equity investment having a fair market value or book value in excess of $10,000,000, directly or indirectly, in any Person.
     (h) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which shares are issued and outstanding. ADC is the legal and beneficial owner of all of the issued and outstanding shares of Merger Sub. Merger Sub was formed at the direction of ADC on May 25, 2006, solely for the purposes of effecting the Merger and the other transactions contemplated hereby. Except as required by or provided for in this Agreement, Merger Sub (A) does not hold, nor has it held, any assets, (B) does not have, nor has it incurred, any liabilities and (C) has not carried on any business activities other than in connection with the Merger and the transactions contemplated hereby. All of the outstanding shares of capital stock of Merger Sub have been duly authorized and validly issued, and are fully paid and nonassessable and not subject to any preemptive rights.
     3.3 Authority; Board Approval; Voting Requirements; No Conflict; Required Filings and Consents.
     (a) Authority. Subject to obtaining the ADC Share Issuance Approval, each of ADC and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by ADC and Merger Sub, and the consummation by ADC and Merger Sub of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of ADC and Merger Sub, and no other corporate proceedings on the part of ADC or Merger Sub and no shareholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than ADC Share Issuance Approval necessary for the ADC Share Issuance. This Agreement has been duly executed and delivered by ADC and Merger Sub. Assuming the due authorization, execution and delivery of this Agreement by Andrew, this Agreement constitutes the legal, valid and binding obligation of each of ADC and Merger Sub, enforceable against ADC and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law).
     (b) Board Approval. Subject to Section 5.3, the Board of Directors of ADC has (A) determined that this Agreement, the Merger and the ADC Share Issuance are advisable and fair to and in the best interest of ADC and its shareholders, (B) approved and adopted this Agreement, the Merger, the ADC Share Issuance and the other transactions contemplated hereby, which adoption has not been rescinded or modified, (C) resolved to recommend the ADC Share Issuance to its shareholders for approval and (D) directed that the ADC Share Issuance be submitted to its shareholders for consideration in accordance with this Agreement.
     (c) Voting Requirements. The affirmative vote in favor of approval of the ADC Share Issuance by a majority of the votes cast thereon by holders of shares of ADC Common Stock present in person or by proxy (the “ADC Share Issuance Approval”) at a duly convened and held ADC Shareholders’ Meeting (as defined in Section 6.1(b)) at which a quorum is present is the only vote of the holders of any class or series of ADC’s capital stock necessary to approve the ADC Share Issuance, this Agreement, the Merger and the other transactions contemplated hereby.
     (d) No Conflict. The execution and delivery of this Agreement by ADC and Merger Sub do not, and the consummation by ADC and Merger Sub of the transactions contemplated hereby and compliance by ADC and Merger Sub with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, require any consent, waiver or approval under, give rise to any right of termination or other right, or the cancellation or acceleration of any right or obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of ADC or any of its Subsidiaries or any restriction on the conduct of ADC’s business or operations under, (A) the ADC Organizational Documents, (B) any Contract, permit, concession, franchise, license or authorization applicable to ADC or any of its Subsidiaries or their respective properties or assets, (C) any judgment, order or decree, or (D) subject to the governmental filings and other matters referred to in Section 3.3(e), any statute, law, ordinance, rule or regulation applicable to ADC or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (B), (C) and (D), any such conflicts, violations, defaults, rights, losses, restrictions or Liens, or failure to obtain consents, waivers or approvals, which would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on ADC.
     (e) Required Filings or Consents. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority (a “Governmental Entity”) is required to be made or obtained by or with respect to ADC or any of its Subsidiaries in connection with the execution and delivery of this Agreement by ADC or Merger Sub, the approval of the ADC Share Issuance or the consummation by ADC or Merger Sub of the transactions contemplated hereby, except for:
     (i) the filing of a pre-merger notification and report form by ADC and Merger Sub under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any applicable filings or notifications under the antitrust, competition or similar laws of any foreign jurisdiction;
     (ii) the filing with the SEC of:
     (A) the registration statement on Form S-4 to be filed with the SEC by ADC in connection with the issuance of ADC Common Stock in the Merger (including any amendments or supplements, the “Form S-4”);
     (B) a proxy statement relating to the ADC Shareholders’ Meeting (such proxy statement, together with the proxy statement relating to the Andrew Stockholders’ Meeting (as defined in Section 6.1(b)), in each case as amended or supplemented from time to time, the “Joint Proxy Statement”); and
     (C) such reports under Section 13(a), 13(d), 15(d) or 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and communications under Rules 165 and 425 under the Securities Act of 1933, as amended (the “Securities Act”), in each case as may be required in connection with this Agreement and the transactions contemplated hereby;
     (iii) the filing of a Notification Form: Listing of Additional Shares with NASDAQ in connection with the ADC Share Issuance;
     (iv) the filing of the Certificate of Merger with the Secretary of State and appropriate documents with the relevant authorities of other states in which ADC or Merger Sub is qualified to do business;
     (v) filings required by state securities laws or other “blue sky” laws, if any; and

     (vi) other consents, approvals, orders or authorizations, the failure of which to be made or obtained, would not reasonably be likely to have a Material Adverse Effect on ADC.
     3.4 SEC Documents; Financial Statements.
     (a) ADC and each of its Subsidiaries has timely filed all reports, registrations, schedules, forms, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since November 1, 2002 with (i) the SEC, (ii) any state or other federal regulatory authority (other than any taxing authority, which is covered by Section 3.10) and (iii) any foreign regulatory authority (other than any taxing authority, which is covered by Section 3.10) (collectively, “Regulatory Agencies”), and have paid all fees and assessments due and payable in connection therewith, except in each case where the failure to file such report, registration, schedule, form, statement or other document, or to pay such fees and assessments, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ADC. No publicly available final registration statement, prospectus, report, form, schedule or definitive proxy statement filed since November 1, 2002 and prior to the close of business on March 2, 2006 (the “ADC Measurement Date”) by ADC with the SEC pursuant to the Securities Act or the Exchange Act (collectively, the “ADC SEC Documents”), as of their respective dates or, if amended prior to the date of this Agreement, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information contained in any subsequent ADC SEC Document filed as of a later date (but before the date of this Agreement) will be deemed to modify information contained in any ADC SEC Document filed as of an earlier date. As of their respective filing dates, all ADC SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act. None of ADC’s Subsidiaries is required to file any reports with the SEC.
     (b) The principal executive officer and principal financial officer of ADC have made all certifications required by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any related rules and regulations promulgated thereunder by the SEC, and the statements contained in all such certifications were complete and correct in all material respects as of the respective dates made. Neither ADC nor any of its officers has received notice from the SEC or the NASDAQ questioning or challenging the accuracy, completeness, content, form or manner of filing or submission of such certifications. ADC is, and through the Closing Date will be, otherwise in material compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the NASDAQ.
     (c) The financial statements of ADC included in the ADC SEC Documents complied, as of their respective dates of filing with the SEC, in all material respects with accounting requirements and the published rules and regulations of the SEC applicable with respect thereto, have been prepared in accordance with United States generally accepted accounting principles (except, in the case of unaudited statements, as permitted by the instructions and applicable rules of Form 10-Q or Form 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of ADC and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not, individually or in the aggregate, material).
     (d) The financial statements of ADC included in each publicly available final registration statement, prospectus, report, form, schedule or definitive proxy statement to be filed with the SEC pursuant to the Securities Act or Exchange Act after the date hereof until the Effective Time will comply, as of their respective dates of filing with the SEC, in all material respects with accounting requirements and the published rules and regulations of the SEC applicable with respect thereto, will be prepared in accordance with United States generally accepted accounting principles (except, in the case of unaudited statements, as permitted by the instructions or other applicable rules of Form 10-Q or Form 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and will fairly present the consolidated financial position of ADC and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not, individually or in the aggregate, expected to be material).
     (e) Except as reflected or reserved against in the balance sheet of ADC dated January 27, 2006 included in the Form 10-Q filed by ADC with the SEC on March 2, 2006 (including the notes thereto, the “ADC Balance Sheet”), neither ADC nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) which are required by GAAP to be set forth on a consolidated balance sheet of ADC and its consolidated Subsidiaries or in the notes thereto, other than (A) liabilities and obligations incurred since January 27, 2006 in the ordinary course of business which would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on ADC, or (B) liabilities and obligations incurred in connection with this Agreement or the transactions contemplated hereby.
     (f) Neither ADC nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any contract, agreement, arrangement or understanding (including any contract or arrangement relating to any transaction or relationship between or among ADC and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate (as such term is defined Rule 12b-2 under the Exchange Act (an “Affiliate”)), including any structured finance, special purpose or limited purpose entity or Person, on the other hand), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, ADC or any of its Subsidiaries in ADC’s or its Subsidiaries’ published financial statements.
     3.5 Information Supplied. None of the information supplied or to be supplied by or on behalf of ADC or Merger Sub for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to ADC’s shareholders or at the time of the ADC Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement and the Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by ADC with respect to information or statements with respect to Andrew or its Subsidiaries made or incorporated by reference therein or otherwise supplied by or on behalf of Andrew for inclusion or incorporation by reference in the Joint Proxy Statement or the Form S-4.
     3.6 Absence of Certain Changes or Events.
     (a) Since January 27, 2006 through the date hereof, except as and to the extent (i) disclosed in ADC’s quarterly report for the fiscal quarter ended January 27, 2006 filed with the SEC on Form 10-Q, or (ii) expressly contemplated by this Agreement:
     (i) ADC and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice in all material respects;
     (ii) there has not been any split, combination or reclassification of any of ADC’s capital stock or any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, in lieu of, or in substitution for, shares of ADC’s capital stock;
     (iii) except as required by a change in GAAP, there has not been any material change in accounting methods, principles or practices by ADC; and
     (iv) there has not been any action taken by ADC or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of any of clauses (iii), (iv), (vii), (x), (xi) or (xii) of Section 5.1(b), other than actions in connection with entering into this Agreement.
     (b) Since January 27, 2006 through the date hereof, there have not been any changes, circumstances or events that, individually or in the aggregate, have had, or would reasonably be likely to have, a Material Adverse Effect on ADC.
     3.7 Compliance with Applicable Laws; Permits; Litigation.
     (a) ADC, its Subsidiaries and employees hold all permits, licenses, easements, variances, exemptions, orders, consents, registrations and approvals of all Governmental Entities which are required for the operation of the businesses of ADC and its Subsidiaries in the manner described in the ADC SEC Documents filed prior to the date hereof and as they are being conducted as of the date hereof (the “ADC Permits”), and all ADC Permits are in full force and effect, except where the failure to have, or the suspension or cancellation of, or the failure to be valid or in full force and effect of, any such ADC Permit would not reasonably be likely to have a Material Adverse Effect on ADC. ADC and its Subsidiaries are in compliance with the terms of the ADC Permits and all applicable laws, statutes, orders, rules, regulations, policies or guidelines promulgated, or judgments, decisions or orders entered by any Governmental Entity (all such laws, statutes, orders, rules, regulations, policies, guidelines, judgments, decisions and orders, collectively, “Applicable Laws” or “Applicable Law” ) relating to ADC and its

Subsidiaries or their respective business or properties, except where the failure to be in compliance with the terms of the ADC Permits or such Applicable Laws would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on ADC.
     (b) As of the date hereof, except as and to the extent disclosed in the ADC SEC Documents filed prior to the date of this Agreement, no action, demand, suit, proceeding, requirement or investigation by any Governmental Entity and no suit, action, mediation, arbitration or proceeding by any Person, against or affecting ADC or any of its Subsidiaries or any of their respective properties, including Intellectual Property (as defined in Section 3.12(a)), is pending or, to the Knowledge of ADC, threatened which, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect on ADC.
     (c) As of the date hereof and except with respect to environmental matters which are covered by Section 3.11, neither ADC nor any of its Subsidiaries is subject to any material outstanding order, injunction or decree.
     3.8 Employees.
     (a) Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on ADC, (i) no work stoppage, slowdown, lockout, labor strike, material arbitrations or other labor disputes against ADC or any of its Subsidiaries are pending or, to the Knowledge of ADC, threatened, (ii) no unfair labor practice charges, grievances or complaints are pending or, to the Knowledge of ADC, threatened against ADC or any of its Subsidiaries, (iii) neither ADC nor any of its Subsidiaries is delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such employees, (iv) ADC and each of its Subsidiaries are in compliance with all Applicable Laws respecting labor and employment, including terms and conditions of employment, workers’ compensation, occupational safety and health requirements, plant closings, wages and hours, employment discrimination, disability rights or benefits, equal opportunity, affirmative action, labor relations, employee leave issues and unemployment insurance and related matters, (v) there are no complaints, charges or claims against ADC or any of its Subsidiaries pending with or, to the Knowledge of ADC, threatened by any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment of any employees by ADC and or any of its Subsidiaries, other than those occurring in the ordinary course of business, such as claims for workers’ compensation or unemployment benefits, (vi) ADC and each of its Subsidiaries have withheld all amounts required by Applicable Laws to be withheld from the wages, salaries, benefits and other compensation to employees, and is not liable for any arrears of wages or any Taxes (as defined in Section 3.10(a)) or any penalty for failure to comply with any of the foregoing, and (vii) neither ADC nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business consistent with past practice).
     (b) As of the date hereof:

     (i) other than as required by Applicable Law, neither ADC nor any of its Subsidiaries is a party to, or otherwise bound by, any material collective bargaining agreement or any other material agreement with a labor union, work council or labor organization, nor is any such agreement presently being negotiated;
     (ii) no labor organization or group of employees of ADC or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of ADC, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; and
     (iii) to the Knowledge of ADC, no labor union is seeking to organize any employees of ADC or any of its Subsidiaries.
     3.9 Benefit Plans.
     (a) As of the date of this Agreement, the ADC Disclosure Letter sets forth a true and complete list of each material benefit or compensation plan, program, fund, contract, arrangement or agreement, including any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, golden parachute, retention, salary continuation, change of control, retirement, pension, profit sharing or fringe benefit plan, program, fund, contract, arrangement or agreement of any kind (whether written or oral, tax-qualified or non-tax qualified, funded or unfunded, foreign or domestic, active, frozen or terminated) and any related trust, insurance contract, escrow account or similar funding arrangement, that is maintained or contributed to by ADC or any Subsidiary (or required to be maintained or contributed to by ADC or any Subsidiary) for the benefit of current or former directors, officers or employees of, or consultants to, ADC and its Subsidiaries or with respect to which ADC or its Subsidiaries may, directly or indirectly, have any liability, as of the date of this Agreement (the “ADC Benefit Plans”).
     (b) ADC has heretofore made available to Andrew true and complete copies of (i) each written ADC Benefit Plan, (ii) the actuarial report for each ADC Benefit Plan (if applicable) for each of the last three years, (iii) the most recent determination letter from the Internal Revenue Service (“IRS”) (if applicable) for each ADC Benefit Plan, (iv) the current summary plan description of each ADC Benefit Plan that is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (v) a copy of the description of each ADC Benefit Plan not subject to ERISA that is currently provided to participants in such plan, (vi) a summary of the material terms of each unwritten ADC Benefit Plan, and (vii) the annual report for each ADC Benefit Plan (if applicable) for each of the last three years.
     (c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ADC, with respect to each ADC Benefit Plan subject to United States law (each, an “ADC Domestic Benefit Plan”) (i) each of the ADC Domestic Benefit Plans has been operated and administered in compliance with its terms and Applicable Law, including ERISA and the Code, (ii) each of the ADC Domestic Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such ADC Domestic Benefit Plan, and each such plan has a favorable determination letter from the IRS to the effect that it is so qualified or the applicable remedial amendment period has not expired and, if the letter for such plan is not current, such plan is the subject of a timely request for a current favorable determination letter or the applicable remedial amendment period has not expired, (iii) with respect to each ADC Domestic Benefit Plan that is subject to Title IV of ERISA, the present value (as defined under Section 3(27) of ERISA) of accumulated benefit obligations under such ADC Domestic Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such ADC Domestic Benefit Plan’s actuary with respect to such ADC Domestic Benefit Plan, did not, as of its latest valuation date, exceed the then current value (as defined under Section 3(26) of ERISA) of the assets of such ADC Domestic Benefit Plan allocable to such accrued benefits, (iv) no ADC Domestic Benefit Plan that is an employee welfare benefit plan (including any plan described in Section 3(1) of ERISA) (a “Welfare Plan”) provides benefits coverage, including death or medical benefits coverage (whether or not insured), with respect to current or former employees or directors of ADC or its Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by Applicable Law, (B) benefits the full cost of which is borne by such current or former employee or director (or his or her beneficiary), (C) coverage through the last day of the calendar month in which retirement or other termination of service occurs, or (D) medical expense reimbursement accounts, (v) no liability under Title IV of ERISA has been incurred by ADC, its Subsidiaries or any trade or business, whether or not incorporated, all of which together with ADC would be deemed a “single employer” within the meaning of Section 414(b), 414(c) or 414(m) of the Code or Section 4001(b) of ERISA (an “ADC ERISA Affiliate”), that has not been satisfied in full, and no condition exists that presents a material risk to ADC, its Subsidiaries or any ADC ERISA Affiliate of incurring a liability thereunder, (vi) no ADC Domestic Benefit Plan is a “multiemployer plan” (as such term is defined in Section 3(37) of ERISA), (vii) none of ADC or its Subsidiaries or, to the Knowledge of ADC, any other Person, including any fiduciary, has engaged in a transaction in connection with which ADC, its Subsidiaries or any ADC Domestic Benefit Plan would reasonably be expected to be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code, (viii) to the Knowledge of ADC, there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the ADC Domestic Benefit Plans or any trusts, insurance contracts, escrow accounts or similar funding arrangements related thereto, (ix) all contributions or other amounts required to be paid by ADC or its Subsidiaries as of the Effective Time with respect to each ADC Domestic Benefit Plan in respect of current or former plan years have been paid in accordance with Section 412 of the Code or accrued in accordance with GAAP (as applicable) and (x) since January 1, 2005, no ADC Domestic Benefit Plan has been amended or modified in a manner that increases in any material amount the benefits payable pursuant to such ADC Domestic Benefit Plan.
     (d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ADC, with respect to each ADC Benefit Plan not subject to United States law (each, an “ADC Foreign Benefit Plan”), (i) the fair market value of the assets of each funded ADC Foreign Benefit Plan, the liability of each insurer for any ADC Foreign Benefit Plan funded through insurance or the reserve shown on the consolidated financial statements of ADC included in the ADC SEC Documents for any unfunded ADC Foreign

Benefit Plan, together with any accrued contributions, is sufficient to provide for the projected benefit obligations, as of the Effective Time, with respect to all current and former participants in such plan based on reasonable, country-specific actuarial assumptions and valuations and no transaction contemplated by this Agreement shall cause such assets or insurance obligations or book reserve to be less than such projected benefit obligations, (ii) each ADC Foreign Benefit Plan has been operated and administered in compliance with its terms and Applicable Law and (iii) each ADC Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with the appropriate regulatory authorities, (iv) to the Knowledge of ADC, there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the ADC Foreign Benefit Plans or any trusts, insurance contracts, escrow accounts or similar funding arrangements related thereto, and (v) since January 1, 2005, no ADC Foreign Benefit Plan has been amended or modified in a manner that increases in any material amount the benefits payable pursuant to such ADC Foreign Benefit Plan.
     (e) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or in conjunction with any other event) (i) increase any amounts or benefits otherwise payable or due to any such Person under any ADC Benefit Plan or otherwise, or (ii) result in any acceleration of the time of payment or vesting of, or any requirement to fund or secure, any such amounts or benefits (including any ADC Stock Option) or result in any breach of or default under any ADC Benefit Plan.
     3.10 Taxes.
     (a) As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for Taxes described in clause (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), and the term “Tax Return” means any return, filing, report, questionnaire, information statement or other document required to be filed, including any amendments that may be filed, for any taxable period with any taxing authority (whether or not a payment is required to be made with respect to such filing).
     (b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ADC: (i) ADC and its Subsidiaries have timely filed all Tax Returns required to be filed by them on or prior to the date of this Agreement (all such returns being accurate and complete in all material respects) and have paid all Taxes required to be paid by them other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings; (ii) there are no Liens for Taxes on any assets of ADC or its Subsidiaries; (iii) no deficiency for any Tax has been asserted or assessed by a taxing authority against ADC or any of its Subsidiaries which deficiency has not been paid or is not being contested in good faith in appropriate proceedings; (iv) ADC and its Subsidiaries have provided adequate reserves in their financial statements for any Taxes that have not been paid; and (v) neither ADC nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among ADC and its Subsidiaries).
     (c) Within the past five years, neither ADC nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.
     (d) Neither ADC nor any of its Subsidiaries has been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state law). To the Knowledge of ADC, ADC has disclosed to Andrew all “reportable transactions” within the meaning of Treasury Regulation Section 1.6011-4(b) (or a similar provision of state law) to which it or any of its Subsidiaries has been a party.
     (e) As of the date of this Agreement, ADC is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
     (f) No disallowance of a deduction under Section 162(m) or 280G of the Code for any amount paid or payable by ADC or any of its Subsidiaries as employee compensation, whether under any contract, plan, program or arrangement, understanding or otherwise, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ADC.
     3.11 Environmental Matters. There are no pending or, to the Knowledge of ADC, threatened legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities, or governmental investigations, requests for information or notices of violation of any nature seeking to impose, or that are reasonably likely to result in the imposition, on ADC or any of its Subsidiaries, of any liability or obligation arising under common law or under any local, state, federal or foreign environmental statute, regulation, permit or ordinance including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), and the Waste of Electronic and Electrical Equipment (“WEEE”) and Reduction of Hazardous Substances (“RoHS”) Directives of the European Union, which liability or obligation would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ADC. Neither ADC nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, directive or Lien by or with any Governmental Entity or third party with respect to any environmental liability or obligation that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ADC.
     3.12 Intellectual Property.
     (a) “Intellectual Property” shall mean trademarks, service marks, brand names, certification marks, logos and slogans, commercial symbols, business name registrations, domain names, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any domestic or foreign jurisdiction of, and applications in any such jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries, whether patentable or reduced to practice or not, in any domestic or foreign jurisdiction; patents, applications for patents (including provisionals, divisions, continuations, continuations in part and renewal applications), and any renewals, extensions, supplementary protection certificates or reissues or reexams thereof, in any such jurisdiction; research and development data, formulae, know-how, technical information, designs, mask works, procedures, customer and supplier lists, trade secrets and confidential information and rights in any domestic or foreign jurisdiction to limit the use or disclosure thereof by any Person; copyrights, writings and other works, whether copyrightable or not, in any such jurisdiction; computer software; and registrations or applications for registration of copyrights in any domestic or foreign jurisdiction, and any renewals or extensions thereof; rights in data or databases; and any similar intellectual property or proprietary rights.
     (b) (i) ADC and each of its Subsidiaries owns or has a legally enforceable right to use (in each case, free and clear of any material Liens) all material Intellectual Property used in or necessary for the conduct of its business as currently conducted, including all material patents and patent applications and all material trademark registrations and trademark applications; (ii) to the Knowledge of ADC, the conduct of the business of ADC and its Subsidiaries as currently conducted does not infringe on or misappropriate the Intellectual Property rights of any Person, and ADC and its Subsidiaries are not in breach of any applicable grant, license, agreement, instrument or other arrangement pursuant to which ADC or any Affiliate acquired the right to use such Intellectual Property, except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on ADC; (iii) to the Knowledge of ADC, no Person is materially misappropriating, infringing, diluting or otherwise violating any right of ADC or any of its Subsidiaries with respect to any material Intellectual Property owned or used by ADC or its Subsidiaries; (iv) within the three-year period prior to the date hereof, neither ADC nor any of its Subsidiaries has received written notice of any pending or threatened material claim, order or proceeding with respect to the ownership, validity, enforcement, infringement, misappropriation or maintenance of any material Intellectual Property owned or used by ADC or its Subsidiaries or with respect to the infringement, misappropriation, or licensing of any material Intellectual Property of any Person in connection with the conduct of the business of ADC or its Subsidiaries as currently conducted; (v) ADC and each of its Subsidiaries have implemented commercially reasonable measures to maintain the confidentiality of the material Intellectual Property used in the business of ADC or its Subsidiaries as currently conducted; (vi) all of the material Intellectual Property owned or used by ADC or its Subsidiaries (other than software and software systems used by ADC or its Subsidiaries for information technology purposes only) shall be owned or available for use by ADC or its Subsidiaries immediately after the Closing on terms and conditions substantially identical to those under which ADC or its Subsidiaries owned or used such Intellectual Property immediately prior to the Closing; (vii) to the Knowledge of ADC, ADC and each of its Subsidiaries have executed written agreements with all former and current employees, consultants, contractors and any and all other third parties who materially participated in the design or creation of material Intellectual Property which assign to ADC or such Subsidiary any and all rights to such material Intellectual Property including material inventions, improvements, or discoveries of information, whether patentable or not, made by them during their service to ADC or such Subsidiary, and which are not considered a work made for hire, except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on ADC; and (viii) ADC, together with its Subsidiaries, solely owns all material Intellectual Property that is conceived, made, discovered, reduced to practice or developed (in whole or in part, either alone or jointly with others) by any third parties performing any development, engineering, or manufacturing services on behalf of ADC or any other services that have created any material Intellectual Property, such third parties including but not limited to all contract manufacturers, consultants providing contract engineering services, joint venture partners and providers of maquiladora services, except with respect to such material Intellectual Property the lack of sole ownership of which would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on ADC; and (ix) no Person has any right, title, or interest of any kind in or to any material Intellectual Property owned by ADC or its Subsidiaries other than a non-exclusive license granted to customers of ADC or its Subsidiaries, either directly or through a chain of distribution, to use any software of ADC or its Subsidiaries.
     3.13 State Takeover Statutes. To the Knowledge of ADC, other than Section 203 of the DGCL, no state takeover statute is applicable to the Merger or the other transactions contemplated hereby.
     3.14 Brokers. Except for fees payable to Credit Suisse Securities (USA) LLC and Dresdner Kleinwort Wasserstein Securities LLC, no broker, investment banker, financial advisor or other Person, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of ADC or Merger Sub.
     3.15 Opinion of Financial Advisor. ADC has received the opinion of its financial advisor, Dresdner Kleinwort Wasserstein Securities LLC, as of the date of this Agreement, to the effect that subject to the limitations set forth in the opinion, as of such date, the Exchange Ratio is fair, from a financial point of view, to ADC.
     3.16 Ownership of Andrew Common Stock. None of ADC, Merger Sub, their respective Subsidiaries, nor the officers or directors of ADC or Merger Sub nor, to the Knowledge of ADC without independent investigation, any of their respective Affiliates beneficially owns (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, or is party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, shares of capital stock of Andrew.
     3.17 Material Contracts.
     (a) For the purposes of this Agreement, a “Contract” shall mean any written or oral agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect.
     (b) For purposes of this Agreement, “ADC Material Contract” shall mean:
     (i) any contracts to which ADC or any of its Subsidiaries is a party, that would need to be filed as an exhibit to a SEC filing made by ADC in which exhibits were required to be filed with the SEC in response to Item 601(b)(10) of Regulation S-K promulgated under the Securities Act and the Exchange Act;
     (ii) any Contract to which ADC or any of its Subsidiaries is a party, which is material to ADC and its Subsidiaries, taken as a whole, and which contains any covenant limiting or restricting the right of ADC or any of its Subsidiaries, or that would, after the Effective Time, limit or restrict ADC or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries), from engaging or competing in any material line of business or in any geographic area or with any Person in any material line of business; or
     (iii) any Contract or group of Contracts with a Person (or group of affiliated Persons) to which ADC or any of its Subsidiaries is a party, the termination or breach of which would reasonably be likely to have a Material Adverse Effect on ADC.
     (c) All ADC Material Contracts are valid and in full force and effect and enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law), except to the extent that (A) they have previously expired in accordance with their terms or (B) the failure to be in full force and effect or enforceable would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on ADC. Neither ADC nor any of its Subsidiaries, nor, to ADC’s Knowledge, any counterparty to any ADC Material Contract, has breached or violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any ADC Material Contract, except in each case for those breaches, violations and defaults which would not permit any other party to cancel or terminate such ADC Material Contract, and would not permit any other party to seek damages or other remedies (for any or all of such breaches violations or defaults, individually or in the aggregate) which would reasonably be likely to have a Material Adverse Effect on ADC.
     3.18 Interested Party Transactions. Since the date of the ADC Balance Sheet, no event has occurred that would be required to be reported as a Certain Relationship or Related Transaction pursuant to Statement of Financial Accounting Standards No. 57 or Item 404 of Regulation S-K of the SEC.
     3.19 Internal Controls and Disclosure Controls. ADC and its Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. ADC (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by ADC in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to ADC’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof, to ADC’s auditors and the audit committee of ADC’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect ADC’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in ADC’s internal controls over financial reporting.
     3.20 ADC Rights Agreement; ADC Charter. ADC has taken all action, if any, so that the execution of this Agreement, the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the ADC Rights Agreement or enable, require or cause the ADC Rights to be exercised, distributed or triggered, except for any rights under the ADC Rights Plan associated with shares of ADC Common Stock issuable in connection with this Agreement. ADC has taken all action to render the eighty percent voting requirement for certain “Business Combination” transactions set forth in Article 5 of the ADC Charter inapplicable to the execution of this Agreement, the consummation of the Merger and the other transactions contemplated hereby.
Article IV
Representations and Warranties of Andrew
     Except as disclosed in (x) an Andrew SEC Document (as defined in Section 4.4(a)), but excluding any risk factor disclosure contained in any such Andrew SEC Document under the heading “Risk Factors” or “Forward-Looking Information,” or (y) the Andrew Disclosure Letter (as defined in Section 9.5), Andrew represents and warrants to ADC and Merger Sub as follows:
     4.1 Corporate Organization.
     (a) Andrew is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Andrew has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Andrew.
     (b) True and complete copies of the Restated Certificate of Incorporation of Andrew, as amended through, and as in effect as of, the date of this Agreement (the “Andrew Charter”) and the By-laws of Andrew, as amended through, and as in effect as of, the date of this Agreement (the “Andrew By-Laws”, and, together with the Andrew Charter, the “Andrew Organizational Documents”) have previously been made available to ADC.
     (c) Each Subsidiary of Andrew (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where applicable, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except for such variances from the matters set forth in any of clauses (i), (ii) or (iii) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Andrew.
     4.2 Capital Structure.
     (a) The authorized capital stock of Andrew consists of 400,000,000 shares of Andrew Common Stock and 1,000,000 shares of Series A 7.75% Convertible Preferred Stock, no par value per share (“Andrew Preferred Stock”). At the close of business on May 25, 2006: (i) 159,659,113 shares of Andrew Common Stock were issued and outstanding; (ii) 2,817,401 shares of Andrew Common Stock were held by Andrew in its treasury; (iii) no shares of Andrew Preferred Stock were issued and outstanding; (iv) an aggregate of 22,615,225 shares of Andrew Common Stock were reserved for issuance pursuant to the Andrew’s Management Incentive Plan, Non-Employee Directors’ Stock Option Plan, 2005 Long-Term Incentive Plan, Allen Telecom Inc. Amended and Restated 1992 Stock Plan, Allen Telecom Inc. Amended and Restated 1994 Non-Employee Director Stock Plan (such plans, as amended to date, are collectively referred to herein as the “Andrew Stock Plans”); (v) 1,000,000 shares of Andrew Common Stock were reserved for issuance upon the exercise of the Andrew Warrant; (vi) 17,531,568 shares of Andrew Common Stock were reserved for issuance upon the conversion of the Andrew Notes and (vii) one Andrew common stock purchase right (collectively, the “Andrew Rights”) issued pursuant to the Rights Agreement dated November 14, 1996, and amended October 26, 2005, between Andrew and Computershare Investor Services LLC as successor Rights Agent to Harris Trust and Savings Bank (the “Andrew Rights Agreement”) was outstanding for each outstanding share of Andrew Common Stock. All the outstanding shares of capital stock of, or other equity interests in, Andrew have been validly issued and are fully paid and nonassessable.
     (b) As of the close of business on May 25, 2006: (i) no shares of Andrew Common Stock were subject to issuance pursuant to outstanding Andrew Options under the Andrew 2005 Long-Term Incentive Plan; (ii) 7,995,209 shares of Andrew Common Stock were subject to issuance pursuant to outstanding Andrew Options under the Andrew Stock Plans other than the Andrew 2005 Long-Term Incentive Plan; (iii) 1,509,229 shares of Andrew Common Stock were subject to issuance pursuant to outstanding restricted stock units issued under the Andrew Stock Plans; (iv) 1,000,000 shares were subject to issuance upon the exercise of the Andrew Warrant; and (v) 17,531,568 shares were subject to issuance upon the conversion of the Andrew Notes. All shares of Andrew Common Stock subject to issuance under the Andrew Stock Plans, upon issuance upon the terms and subject to the conditions set forth in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Except as contemplated by this Agreement, there are no commitments or agreements of any character to which Andrew is bound obligating Andrew to accelerate the vesting of any Andrew Option as a result of the Merger. Except as set forth in this Section 4.2, there are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Andrew.
     (c) No Voting Debt of Andrew is issued or outstanding.
     (d) Except as otherwise set forth in this Section 4.2, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Andrew or any of its Subsidiaries is a party or by which any of them is bound obligating Andrew or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, Voting Debt or other voting securities of Andrew or any of its Subsidiaries, or obligating Andrew or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. All outstanding shares of Andrew Common Stock, all outstanding Andrew Options, the Andrew Warrant, the Andrew Note and all outstanding shares of capital stock of each Subsidiary of Andrew have been issued and granted (as applicable) in compliance in all material respects with (A) all applicable securities laws and all other Applicable Law and (B) all requirements set forth in applicable material Contracts.
     (e) Since May 25, 2006, and through the date hereof, except for issuances of Andrew Common Stock pursuant to the exercise of Andrew Options granted and outstanding as of May 25, 2006, there has been no change in (x) the outstanding capital stock of Andrew, (y) the number of Andrew Options outstanding, or (z) the number of other options, warrants or other rights to purchase Andrew capital stock.
     (f) Neither Andrew nor any Subsidiary of Andrew is a party to any agreement, arrangement or understanding restricting the purchase or transfer of, relating to the voting of, requiring registration of, or granting any preemptive or antidilutive rights with respect to, any capital stock of Andrew or any of its Subsidiaries or any securities of the type referred to in Section 4.2(d) hereof.
     (g) All of the issued and outstanding shares of capital stock or other equity ownership interests of each “significant subsidiary” (as such term is defined under Regulation S-X of the SEC) of Andrew are owned by Andrew, directly or indirectly, free and clear of any Liens and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity ownership interest (other than restrictions under applicable securities laws), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No such significant subsidiary is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such significant subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such significant subsidiary. Except for the capital stock or other equity ownership interests of its Subsidiaries, as of the date of this Agreement, Andrew does not beneficially own directly or indirectly any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person that constitutes a Substantial Investment.
     (h) Andrew terminated its Amended and Restated Employee Stock Purchase Plan, as amended to date (the “Andrew Purchase Plan”), effective prior to the date hereof.
     4.3 Authority; Board Approval; Voting Requirements; No Conflict; Required Filings and Consents.
     (a) Authority. Subject to obtaining the Andrew Stockholder Approval, Andrew has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Andrew, and the consummation by Andrew of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of Andrew, and no other corporate proceedings on the part of Andrew and no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than with respect to approval of this Agreement, the Merger and the other transactions contemplated hereby, the Andrew Stockholder Approval. This Agreement has been duly executed and delivered by Andrew. Assuming the due authorization, execution and delivery of this Agreement by ADC and Merger Sub, this Agreement constitutes the legal, valid and binding obligation of Andrew enforceable against Andrew in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law).
     (b) Board Approval. Subject to Section 5.3, the Board of Directors of Andrew has (A) determined that this Agreement and the Merger are advisable and fair to and in the best interest of Andrew and its stockholders, (B) approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby, which approval and declaration have not been rescinded or modified, (C) resolved to recommend this Agreement and the Merger to its stockholders for approval, (D) directed that this Agreement and the Merger be submitted to its stockholders for consideration in accordance with this Agreement; and (E) approved termination of the Andrew Rights immediately prior to the Effective Time.
     (c) Voting Requirements. The affirmative vote in favor of approval of this Agreement and the Merger by the holders of a majority of the outstanding shares of Andrew Common Stock entitled to vote thereon (the “Andrew Stockholder Approval”) at a duly convened and held Andrew Stockholders’ Meeting (as defined in Section 6.1(b)) at which a quorum is present is the only vote of the holders of any class or series of Andrew’s capital stock necessary to approve and adopt this Agreement, the Merger and the other transactions contemplated hereby.
     (d) No Conflict. The execution and delivery of this Agreement by Andrew does not, and the consummation by Andrew of the transactions contemplated hereby and compliance by Andrew with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, require any consent, waiver or approval under, give rise to any right of termination or other right, or the cancellation or acceleration of any right or obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Andrew or any of its Subsidiaries or any restriction on the conduct of Andrew’s business or operations under, (A) the Andrew Organizational Documents, (B) any Contract, permit, concession, franchise, license or authorization applicable to Andrew or any of its Subsidiaries or their respective properties or assets, (C) any judgment, order or decree, or (D) subject to the governmental filings and other matters referred to in Section 4.3(e), any statute, law, ordinance, rule or regulation applicable to Andrew or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (B), (C) and (D), any such conflicts, violations, defaults, rights, losses, restrictions or Liens, or failure to obtain consents, waivers or approvals, which would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Andrew.

     (e) Required Filings or Consents. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required to be made or obtained by or with respect to Andrew or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Andrew or the consummation by Andrew of the transactions contemplated hereby, except for:
     (i) the filing of a pre-merger notification and report form by Andrew under the HSR Act, and any applicable filings or notifications under the antitrust, competition or similar laws of any foreign jurisdiction;
     (ii) the filing with the SEC of:
     (A) a proxy statement relating to the Andrew Stockholders’ Meeting to be included in the Joint Proxy Statement;
     (B) such reports under Section 13(a), 13(d), 15(d) or 16(a) of the Exchange Act and communications under Rules 165 and 425 under the Securities Act, in each case, as may be required in connection with this Agreement and the transactions contemplated hereby;
     (iii) the filing of the Certificate of Merger with the Secretary of State and appropriate documents with the relevant authorities of other states in which Andrew is qualified to do business;
     (iv) filings required by state securities laws or other “blue sky” laws; and
     (v) other consents, approvals, orders or authorizations, the failure of which to be made or obtained would not reasonably be likely to have a Material Adverse Effect on Andrew.
     4.4 SEC Documents; Financial Statements.
     (a) Andrew and each of its Subsidiaries has timely filed all reports, registrations, schedules, forms, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since October 1, 2002 with Regulatory Agencies, and have paid all fees and assessments due and payable in connection therewith, except in each case where the failure to file such report, registration, schedule, form, statement or other document, or to pay such fees and assessments, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Andrew. No publicly available final registration statement, prospectus, report, form, schedule or definitive proxy statement filed since October 1, 2002 and prior to the close of business on May 10, 2006 (the “Andrew Measurement Date”) by Andrew with the SEC pursuant to the Securities Act or the Exchange Act (collectively, the “Andrew SEC Documents”), as of their respective dates or, if amended prior to the date of this Agreement, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information contained in any subsequent Andrew SEC Document filed as of a later date (but before the date of this Agreement) will be deemed to modify information contained in any Andrew SEC Document filed as of an earlier date. As of their respective filing dates, all Andrew SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act. None of Andrew’s Subsidiaries is required to file any reports with the SEC.
     (b) The principal executive officer and principal financial officer of Andrew have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated thereunder by the SEC, and the statements contained in all such certifications were complete and correct in all material respects as of the respective dates made. Neither Andrew nor any of its officers has received notice from the SEC or the NASDAQ questioning or challenging the accuracy, completeness, content, form or manner of filing or submission of such certifications. Andrew is, and through the Closing Date will be, otherwise in material compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the NASDAQ.
     (c) The financial statements of Andrew included in the Andrew SEC Documents complied, as of their respective dates of filing with the SEC, in all material respects with accounting requirements and the published rules and regulations of the SEC applicable with respect thereto, have been prepared in accordance with United States generally accepted accounting principles (except, in the case of unaudited statements, as permitted by the instructions and applicable rules of Form 10-Q or Form 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Andrew and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not, individually or in the aggregate, material).
     (d) The financial statements of Andrew included in each publicly available final registration statement, prospectus, report, form, schedule or definitive proxy statement to be filed with the SEC pursuant to the Securities Act or Exchange Act after the date hereof until the Effective Time will comply, as of their respective dates of filing with the SEC, in all material respects with accounting requirements and the published rules and regulations of the SEC applicable with respect thereto, will be prepared in accordance with United States generally accepted accounting principles (except, in the case of unaudited statements, as permitted by the instructions or other applicable rules of Form 10-Q or Form 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and will fairly present the consolidated financial position of Andrew and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not, individually or in the aggregate, expected to be material).
     (e) Except as reflected or reserved against in the balance sheet of Andrew dated March 31, 2006 included in the Form 10-Q filed by Andrew with the SEC on May 10, 2006 (including the notes thereto, the “Andrew Balance Sheet”), neither Andrew nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) which are required by GAAP to be set forth on a consolidated balance sheet of Andrew and its consolidated Subsidiaries or in the notes thereto, other than (A) liabilities and obligations incurred since

March 31, 2006 in the ordinary course of business which would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Andrew, or (B) liabilities and obligations incurred in connection with this Agreement or the transactions contemplated hereby.
     (f) Neither Andrew nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any contract, agreement, arrangement or understanding (including any contract or arrangement relating to any transaction or relationship between or among Andrew and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Andrew or any of its Subsidiaries in Andrew’s or its Subsidiaries’ published financial statements.
     4.5 Information Supplied. None of the information supplied or to be supplied by or on behalf of Andrew for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to Andrew’s stockholders or at the time of the Andrew Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement and the Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Andrew with respect to information or statements with respect to ADC or its Subsidiaries made or incorporated by reference therein or otherwise supplied by or on behalf of ADC for inclusion or incorporation by reference in the Joint Proxy Statement or the Form S-4.
     4.6 Absence of Certain Changes or Events.
     (a) Since March 31, 2006 through the date hereof, except as and to the extent (i) disclosed in Andrew’s quarterly report for the fiscal quarter ended March 31, 2006 and filed on Form 10-Q with the SEC on May 10, 2006, or (ii) expressly contemplated by this Agreement:
     (i) Andrew and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice in all material respects;
     (ii) there has not been any split, combination or reclassification of any of Andrew’s capital stock or any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, in lieu of, or in substitution for, shares of Andrew’s capital stock;
     (iii) except as required by a change in GAAP, there has not been any material change in accounting methods, principles or practices by Andrew; and

     (iv) there has not been any action taken by Andrew or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of any of clauses (iii), (iv), (vii), (x), (xi) or (xii) of Section 5.1(b), other than actions in connection with entering into this Agreement.
     (b) Since December 31, 2005 through the date hereof, there have not been any changes, circumstances or events that, individually or in the aggregate, have had, or would reasonably be likely to have, a Material Adverse Effect on Andrew.
     4.7 Compliance with Applicable Laws; Permits; Litigation.
     (a) Andrew, its Subsidiaries and employees hold all permits, licenses, easements, variances, exemptions, orders, consents, registrations and approvals of all Governmental Entities which are required for the operation of the businesses of Andrew and its Subsidiaries in the manner described in the Andrew SEC Documents filed prior to the date hereof and as they are being conducted as of the date hereof (the “Andrew Permits”), and all Andrew Permits are in full force and effect, except where the failure to have, or the suspension or cancellation of, or the failure to be valid or in full force and effect of, any such Andrew Permit would not reasonably be likely to have a Material Adverse Effect on Andrew. Andrew and its Subsidiaries are in compliance with the terms of the Andrew Permits and all Applicable Laws relating to Andrew and its Subsidiaries or their respective business or properties, except where the failure to be in compliance with the terms of the Andrew Permits or such Applicable Laws would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Andrew.
     (b) As of the date hereof, except as and to the extent disclosed in the Andrew SEC Documents filed prior to the date of this Agreement, no action, demand, suit, proceeding, requirement or investigation by any Governmental Entity and no suit, action, mediation, arbitration or proceeding by any Person, against or affecting Andrew or any of its Subsidiaries or any of their respective properties, including Intellectual Property, is pending or, to the Knowledge of Andrew, threatened which, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect on Andrew.
     (c) As of the date hereof and except with respect to environmental matters which are covered by Section 4.11, neither Andrew nor any of its Subsidiaries is subject to any material outstanding order, injunction or decree.
     4.8 Employees.
     (a) Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Andrew, (i) no work stoppage, slowdown, lockout, labor strike, material arbitrations or other labor disputes against Andrew or any of its Subsidiaries are pending or, to the Knowledge of Andrew, threatened, (ii) no unfair labor practice charges, grievances or complaints are pending or, to the Knowledge of Andrew, threatened against Andrew or any of its Subsidiaries, (iii) neither Andrew nor any of its Subsidiaries is delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such employees,

(iv) Andrew and each of its Subsidiaries are in compliance with all Applicable Laws respecting labor and employment, including terms and conditions of employment, workers’ compensation, occupational safety and health requirements, plant closings, wages and hours, employment discrimination, disability rights or benefits, equal opportunity, affirmative action, labor relations, employee leave issues and unemployment insurance and related matters, (v) there are no complaints, charges or claims against Andrew or any of its Subsidiaries pending with or, to the Knowledge of Andrew, threatened by any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment of any employees by Andrew and or any of its Subsidiaries, other than those occurring in the ordinary course of business, such as claims for workers’ compensation or unemployment benefits, (vi) Andrew and each of its Subsidiaries have withheld all amounts required by Applicable Law to be withheld from the wages, salaries, benefits and other compensation to employees, and is not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing, and (vii) neither Andrew nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business consistent with past practice).
     (b) As of the date hereof:
     (i) other than as required by Applicable Law, neither Andrew nor any of its Subsidiaries is a party to, or otherwise bound by, any material collective bargaining agreement or any other material agreement with a labor union, work council or labor organization, nor is any such agreement presently being negotiated;
     (ii) no labor organization or group of employees of Andrew or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Andrew, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; and
     (iii) to the Knowledge of Andrew, no labor union is seeking to organize any employees of Andrew or any of its Subsidiaries.
     4.9 Benefit Plans.
     (a) As of the date of this Agreement, the Andrew Disclosure Letter sets forth a true and complete list of each material benefit or compensation plan, program, fund, contract, arrangement or agreement, including any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, golden parachute, retention, salary continuation, change of control, retirement, pension, profit sharing or fringe benefit plan, program, fund, contract, arrangement or agreement of any kind (whether written or oral, tax-qualified or non-tax qualified, funded or unfunded, foreign or domestic, active, frozen or terminated) and any related trust, insurance contract, escrow account or similar funding arrangement, that is maintained or contributed to by Andrew or any Subsidiary (or required to be maintained or contributed to by Andrew or any Subsidiary) for the benefit of current or former directors, officers or employees of, or consultants to, Andrew and its Subsidiaries or with respect to which Andrew or its Subsidiaries may, directly or indirectly, have any liability, as of the date of this Agreement (the “Andrew Benefit Plans”).
     (b) Andrew has heretofore made available to ADC true and complete copies of (i) each written Andrew Benefit Plan, (ii) the actuarial report for each Andrew Benefit Plan (if applicable) for each of the last three years, (iii) the most recent determination letter from the IRS (if applicable) for each Andrew Benefit Plan, (iv) the current summary plan description of each Andrew Benefit Plan that is subject to ERISA, (v) a copy of the description of each Andrew Benefit Plan not subject to ERISA that is currently provided to participants in such plan, (vi) a summary of the material terms of each unwritten Andrew Benefit Plan, and (vii) the annual report for each Andrew Benefit Plan (if applicable) for each of the last three years.
     (c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Andrew, with respect to each Andrew Benefit Plan subject to United States law (each, an “Andrew Domestic Benefit Plan”) (i) each of the Andrew Domestic Benefit Plans has been operated and administered in compliance with its terms and Applicable Law, including ERISA and the Code, (ii) each of the Andrew Domestic Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such Andrew Domestic Benefit Plan, and each such plan has a favorable determination letter from the IRS to the effect that it is so qualified or the applicable remedial amendment period has not expired and, if the letter for such plan is not current, such plan is the subject of a timely request for a current favorable determination letter or the applicable remedial amendment period has not expired, (iii) with respect to each Andrew Domestic Benefit Plan that is subject to Title IV of ERISA, the present value (as defined under Section 3(27) of ERISA) of accumulated benefit obligations under such Andrew Domestic Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Andrew Domestic Benefit Plan’s actuary with respect to such Andrew Domestic Benefit Plan, did not, as of its latest valuation date, exceed the then current value (as defined under Section 3(26) of ERISA) of the assets of such Andrew Domestic Benefit Plan allocable to such accrued benefits, (iv) no Andrew Domestic Benefit Plan that is an employee Welfare Plan provides benefits coverage, including death or medical benefits coverage (whether or not insured), with respect to current or former employees or directors of Andrew or its Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by Applicable Law, (B) benefits the full cost of which is borne by such current or former employee or director (or his or her beneficiary), (C) coverage through the last day of the calendar month in which retirement or other termination of service occurs, or (D) medical expense reimbursement accounts, (v) no liability under Title IV of ERISA has been incurred by Andrew, its Subsidiaries or any trade or business, whether or not incorporated, all of which together with Andrew would be deemed a “single employer” within the meaning of Section 414(b), 414(c) or 414(m) of the Code or Section 4001(b) of ERISA (an “Andrew ERISA Affiliate”), that has not been satisfied in full, and no condition exists that presents a material risk to Andrew, its Subsidiaries or any Andrew ERISA Affiliate of incurring a liability thereunder, (vi) no Andrew Domestic Benefit Plan is a “multiemployer plan” (as such term is defined in Section 3(37) of ERISA), (vii) none of Andrew or its Subsidiaries or, to the Knowledge of Andrew, any other Person, including any fiduciary, has engaged in a transaction in connection with which Andrew, its Subsidiaries or any Andrew Domestic Benefit Plan would reasonably be expected to be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code, (viii) to the Knowledge of Andrew, there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Andrew Domestic Benefit Plans or any trusts, insurance contracts, escrow accounts or similar funding arrangements related thereto, (ix) all contributions or other amounts required to be paid by Andrew or its Subsidiaries as of the Effective Time with respect to each Andrew Domestic Benefit Plan in respect of current or former plan years have been paid in accordance with Section 412 of the Code or accrued in accordance with GAAP (as applicable) and (x) since January 1, 2005, no Andrew Domestic Benefit Plan has been amended or modified in a manner that increases in any material amount the benefits payable pursuant to such Andrew Domestic Benefit Plan.
     (d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Andrew, with respect to each Andrew Benefit Plan not subject to United States law (each, an “Andrew Foreign Benefit Plan”), (i) the fair market value of the assets of each funded Andrew Foreign Benefit Plan, the liability of each insurer for any Andrew Foreign Benefit Plan funded through insurance or the reserve shown on the consolidated financial statements of Andrew included in the Andrew SEC Documents for any unfunded Andrew Foreign Benefit Plan, together with any accrued contributions, is sufficient to provide for the projected benefit obligations, as of the Effective Time, with respect to all current and former participants in such plan based on reasonable, country-specific actuarial assumptions and valuations and no transaction contemplated by this Agreement shall cause such assets or insurance obligations or book reserve to be less than such projected benefit obligations, (ii) each Andrew Foreign Benefit Plan has been operated and administered in compliance with its terms and Applicable Law and (iii) each Andrew Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with the appropriate regulatory authorities, (iv) to the Knowledge of Andrew, there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Andrew Foreign Benefit Plans or any trusts, insurance contracts, escrow accounts or similar funding arrangements related thereto, and (v) since January 1, 2005, no Andrew Foreign Benefit Plan has been amended or modified in a manner that increases in any material amount the benefits payable pursuant to such Andrew Foreign Benefit Plan.
     (e) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or in conjunction with any other event) (i) increase any amounts or benefits otherwise payable or due to any such Person under any Andrew Benefit Plan or otherwise, or (ii) result in any acceleration of the time of payment or vesting of, or any requirement to fund or secure, any such amounts or benefits (including any Andrew Stock Option) or result in any breach of or default under any Andrew Benefit Plan.
     4.10 Taxes.
     (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Andrew: (i) Andrew and its Subsidiaries have timely filed all Tax Returns required to be filed by them on or prior to the date of this Agreement (all such returns being accurate and complete in all material respects) and have paid all Taxes required to be paid by them other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings; (ii) there are no Liens for Taxes on any assets of Andrew or its Subsidiaries; (iii) no deficiency for any Tax has been asserted or assessed by a taxing authority against Andrew or any of its Subsidiaries which deficiency has not been paid or is not being contested in good faith in appropriate proceedings; (iv) Andrew and its Subsidiaries have provided adequate reserves in their financial statements for any Taxes that have not been paid; and (v) neither Andrew nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Andrew and its Subsidiaries).
     (b) Within the past five years, neither Andrew nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.
     (c) Neither Andrew nor any of its Subsidiaries has been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state law). To the Knowledge of Andrew, Andrew has disclosed to ADC all “reportable transactions” within the meaning of Treasury Regulation Section 1.6011-4(b) (or a similar provision of state law) to which it or any of its Subsidiaries has been a party.
     (d) As of the date of this Agreement, Andrew is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
     (e) No disallowance of a deduction under Section 162(m) or 280G of the Code for any amount paid or payable by Andrew or any of its Subsidiaries as employee compensation, whether under any contract, plan, program or arrangement, understanding or otherwise, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Andrew.
     4.11 Environmental Matters. There are no pending or, to the Knowledge of Andrew, threatened legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities, or governmental investigations, requests for information or notices of violation of any nature seeking to impose, or that are reasonably likely to result in the imposition, on Andrew or any of its Subsidiaries, of any liability or obligation arising under common law or under any local, state, federal or foreign environmental statute, regulation, permit or ordinance including CERCLA, WEEE and RoHS, which liability or obligation would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Andrew. Neither Andrew nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, directive or Lien by or with any Governmental Entity or third party with respect to any environmental liability or obligation that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Andrew.

     4.12 Intellectual Property. (i) Andrew and each of its Subsidiaries owns or has a legally enforceable right to use (in each case, free and clear of any material Liens) all material Intellectual Property used in or necessary for the conduct of its business as currently conducted, including all material patents and patent applications and all material trademark registrations and trademark applications; (ii) to the Knowledge of Andrew, the conduct of the business of Andrew and its Subsidiaries as currently conducted does not infringe on or misappropriate the Intellectual Property rights of any Person, and Andrew and its Subsidiaries are not in breach of any applicable grant, license, agreement, instrument or other arrangement pursuant to which Andrew or any Affiliate acquired the right to use such Intellectual Property, except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Andrew; (iii) to the Knowledge of Andrew, no Person is materially misappropriating, infringing, diluting or otherwise violating any right of Andrew or any of its Subsidiaries with respect to any material Intellectual Property owned or used by Andrew or its Subsidiaries; (iv) within the three-year period prior to the date hereof, neither Andrew nor any of its Subsidiaries has received written notice of any pending or threatened material claim, order or proceeding with respect to the ownership, validity, enforcement, infringement, misappropriation or maintenance of any material Intellectual Property owned or used by Andrew or its Subsidiaries or with respect to the infringement, misappropriation, or licensing of any material Intellectual Property of any Person in connection with the conduct of the business of Andrew or its Subsidiaries as currently conducted; (v) Andrew and each of its Subsidiaries have implemented commercially reasonable measures to maintain the confidentiality of the material Intellectual Property used in the business of Andrew or its Subsidiaries as currently conducted; (vi) all of the material Intellectual Property owned or used by Andrew or its Subsidiaries (other than software and software systems used by Andrew or its Subsidiaries for information technology purposes only) shall be owned or available for use by Andrew or its Subsidiaries immediately after the Closing on terms and conditions substantially identical to those under which Andrew or its Subsidiaries owned or used such Intellectual Property immediately prior to the Closing; (vii) to the Knowledge of Andrew, Andrew and each of its Subsidiaries have executed written agreements with all former and current employees, consultants, contractors and any and all other third parties who materially participated in the design or creation of material Intellectual Property which assign to Andrew or such Subsidiary any and all rights to such material Intellectual Property including material inventions, improvements, or discoveries of information, whether patentable or not, made by them during their service to Andrew or such Subsidiary, and which are not considered a work made for hire, except as would not, individually or in the aggregate, be reasonably be likely to have a Material Adverse Effect on Andrew; (viii) Andrew, together with its Subsidiaries, solely owns all material Intellectual Property that is conceived, made, discovered, reduced to practice or developed (in whole or in part, either alone or jointly with others) by any third parties performing any development, engineering, or manufacturing services on behalf of Andrew or any other services that have created any material Intellectual Property, such third parties including but not limited to all contract manufacturers, consultants providing contract engineering services, joint venture partners and providers of maquiladora services, except with respect to such material Intellectual Property the lack of sole ownership of which would not, individually or in the aggregate, be reasonably be likely to have a Material Adverse Effect on Andrew; and (ix) no Person has any right, title, or interest of any kind in or to any material Intellectual Property owned by Andrew or its Subsidiaries other than a non-exclusive license granted to customers of Andrew or its Subsidiaries, either directly or through a chain of distribution, to use any software of Andrew or its Subsidiaries.
     4.13 State Takeover Statutes. The Board of Directors of Andrew has adopted a resolution or resolutions approving this Agreement, the Merger and the other transactions contemplated hereby, and, assuming the accuracy of ADC’s representation and warranty contained in Section 3.13 (without giving effect to the Knowledge qualification contained therein), such approval constitutes approval of the Merger and the other transactions contemplated hereby by the Board of Directors of Andrew under the provisions of Section 203 of the DGCL such that Section 203 does not apply to this Agreement and the other transactions contemplated hereby. To the Knowledge of Andrew, no state takeover statute other than Section 203 of the DGCL (which has been rendered inapplicable) is applicable to the Merger or the other transactions contemplated hereby.
     4.14 Brokers. Except for fees payable to Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Andrew.
     4.15 Opinion of Financial Advisor. Andrew has received the opinion of its financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as of the date of this Agreement, to the effect that subject to the limitations set forth in the opinion, as of such date, the Exchange Ratio is fair, from a financial point of view, to the holders of Andrew Common Stock.
     4.16 Ownership of ADC Common Stock. None of Andrew, its Subsidiaries, nor the officers or directors of Andrew nor, to the Knowledge of Andrew without independent investigation, any of their respective Affiliates beneficially owns (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, or is party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, shares of capital stock of ADC.
     4.17 Material Contracts.
     (a) For purposes of this Agreement, “Andrew Material Contract” shall mean:
     (i) any contracts to which Andrew or any of its Subsidiaries is a party, that would need to be filed as an exhibit to a SEC filing made by Andrew in which exhibits were required to be filed with the SEC in response to Item 601(b)(10) of Regulation S-K promulgated under the Securities Act and the Exchange Act;
     (ii) any Contract to which Andrew or any of its Subsidiaries is a party, which is material to Andrew and its Subsidiaries, taken as a whole, and which contains any covenant limiting or restricting the right of Andrew or any of its Subsidiaries, or that would, after the Effective Time, limit or restrict Andrew or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries), from engaging or competing in any material line of business or in any geographic area or with any Person in any material line of business; or

     (iii) any Contract or group of Contracts with a Person (or group of affiliated Persons) to which Andrew or any of its Subsidiaries is a party, the termination or breach of which would reasonably be likely to have a Material Adverse Effect on Andrew.
     (b) All Andrew Material Contracts are valid and in full force and effect and enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law), except to the extent that (A) they have previously expired in accordance with their terms or (B) the failure to be in full force and effect or enforceable would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Andrew. Neither Andrew nor any of its Subsidiaries, nor, to Andrew’s Knowledge, any counterparty to any Andrew Material Contract, has breached or violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Andrew Material Contract, except in each case for those breaches, violations and defaults which would not permit any other party to cancel or terminate such Andrew Material Contract, and would not permit any other party to seek damages or other remedies (for any or all of such breaches, violations or defaults, individually or in the aggregate) which would reasonably be likely to have a Material Adverse Effect on Andrew.
     4.18 Interested Party Transactions. Since the date of the Andrew Balance Sheet, no event has occurred that would be required to be reported as a Certain Relationship or Related Transaction pursuant to Statement of Financial Accounting Standards No. 57 or Item 404 of Regulation S-K of the SEC.
     4.19 Internal Controls and Disclosure Controls. Andrew and its Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. Andrew (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Andrew in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Andrew’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof, to Andrew’s auditors and the audit committee of Andrew’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Andrew’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Andrew’s internal controls over financial reporting.
     4.20 Andrew Rights Agreement. Andrew has taken all action so that the execution of this Agreement and the consummation of the Merger and other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Andrew Rights Agreement or enable, require or cause the Andrew Rights to be exercised, distributed or triggered. The Board of Directors of Andrew has approved an amendment to the Andrew Rights Agreement to provide that the Andrew Rights will terminate immediately prior to the Effective Time.
Article V
Covenants Relating to Conduct of Business
     5.1 Conduct of Business.
     (a) Ordinary Course. Except as otherwise expressly required by, or provided for, in this Agreement, as set forth in Section 5.1(a) of the ADC Disclosure Letter or Section 5.1(a) of the Andrew Disclosure Letter (as the case may be) or as consented to by the other party in writing, during the period from the date of this Agreement to the Effective Time, each of ADC and Andrew shall, and shall cause each of their respective Subsidiaries to, carry on its business in the ordinary course of such party’s business consistent with past practice, maintain its existence in good standing under Applicable Law and use commercially reasonable efforts to (i) preserve intact its current business organization, (ii) keep available the services of its current officers and key employees and (iii) preserve its relationships with its customers, suppliers and other persons with which it has significant business relations.
     (b) Required Consent. Without limiting the generality of Section 5.1(a), except as otherwise expressly required by, or provided for in, this Agreement, or as set forth in Section 5.1(b) of the ADC Disclosure Letter or Section 5.1(b) of the Andrew Disclosure Letter (as the case may be), without the prior consent of the other party hereto, during the period from the date of this Agreement to the Effective Time, neither ADC nor Andrew shall do any of the following, and shall not permit any of their respective Subsidiaries to do any of the following:
     (i) other than dividends and distributions (x) by a direct or indirect wholly owned Subsidiary of a party hereto to its parent, or (y) by a Subsidiary of a party hereto that is partially owned by such party or any of its Subsidiaries, provided that such party or such Subsidiary receives or is to receive its proportionate share thereof, (A) declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its or any of its Subsidiary’s capital stock, (B) split, combine or reclassify any of its or any of its Subsidiary’s capital stock or issue or authorize the issuance of any other securities as a stock dividend in respect of, in lieu of or in substitution for, shares of its or any of its Subsidiary’s capital stock, or (C) purchase, redeem or otherwise acquire any shares of its or any of its Subsidiary’s capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (except, in the case of clause (C), for (1) the deemed acceptance of shares upon cashless exercise of Andrew Options or ADC Options or to pay tax withholding thereon or on the vesting of shares of restricted stock outstanding on the date of this Agreement, or (2) the repurchase of shares of capital stock from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares upon any termination of service), notice of which will be delivered to the other party;

     (ii) other than issuances or sales by a direct or indirect wholly owned Subsidiary of a party hereto to its parent, issue, grant, sell, deliver, pledge, or otherwise encumber or subject to any Lien, any shares of its or any of its Subsidiary’s capital stock, any other voting securities or any securities convertible into, or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities, other than (A) the issuance of Andrew Common Stock upon the exercise or conversion of Andrew Options, the Andrew Warrant or Andrew Notes or ADC Common Stock upon the exercise or conversion of ADC Options or ADC Notes, as the case may be, in each case outstanding as of the date of this Agreement in accordance with their present terms; (B) the issuance by a wholly owned subsidiary of ADC or Andrew, as applicable, of capital stock to such Subsidiary’s parent company; and (C) the issuance of shares of Andrew Common Stock, options to purchase Andrew Common Stock or the issuance of restricted stock units of Andrew, in each case, to participants in the Andrew Stock Plans or the issuance of shares of ADC Common Stock, options to purchase ADC Common Stock or issuance of restricted stock units of ADC, in each case, to participants in the ADC Stock Plans, in all cases, in the ordinary course of business consistent with past practice; provided, however, that no issuance by either party of new options, shares of restricted stock, restricted stock units or similar equity-based awards to such party’s directors or officers may be made without the prior consent of the other party;
     (iii) amend any Andrew Organizational Document or ADC Organizational Document;
     (iv) acquire or agree to acquire, by merging or consolidating with, or by purchasing any equity interest or any security convertible into or exchangeable for any equity interest in or a portion of the assets of, or by any other manner, any Person that is not an Affiliate of such party or any business or division thereof, or otherwise acquire or agree to acquire any assets of a Person that is not an Affiliate of such party which are material, individually or in the aggregate, to its and its Subsidiaries’ business, taken as a whole, other than pursuant to any acquisition transaction (or series of acquisition transactions), (A) which is in the existing line of business of such party or any of its Subsidiaries, (B) in which the fair market value of the total consideration (including the value of indebtedness or other obligations assumed or acquired in connection with such transaction(s)) issued by such party or their respective Subsidiaries in exchange therefor, does not, when taken together with the fair market value of such total consideration issued by such party in previously committed or consummated transactions pursuant to this Section 5.1(b)(iv), exceed $25,000,000 in the aggregate, (C) which does not present a material risk of delaying the Merger or making it more difficult to obtain any required consents or approvals therefor, and (D) which does not require approval of such party’s stockholders;
     (v) sell, pledge, dispose of, transfer, lease, license or otherwise encumber, or authorize the sale, pledge, disposition, transfer, lease, license or other encumbrance of, any of its or any of its Subsidiary’s property or assets, except (A) sales, pledges, dispositions, transfers, leases, licenses or encumbrances of such property or assets in the ordinary course of business of such party or its Subsidiaries consistent with past practice but not to exceed an aggregate value of $25,000,000 for all sales, pledges, dispositions, transfers, leases, licenses or encumbrances made by such party or their respective Subsidiaries in reliance upon this clause (A), (B) sales, pledges, dispositions, transfers, leases, licenses of such property or assets by a party or a Subsidiary of such party to an Affiliate of such party, (C) sales or dispositions of inventory in the ordinary course of business of such party or its Subsidiaries consistent with past practice or (D) licenses granted, or implied, pursuant to customer contracts made in the ordinary course of business of such party or its Subsidiaries;
     (vi) make any loans, advances or capital contributions to, or investments in, any other Person, other than: (A) in connection with any transaction permitted pursuant to Section 5.1(b)(iv) above, (B) loans or advances by it or any of its wholly owned Subsidiaries to it or any of its Subsidiaries, (C) investments or capital contributions in any of its wholly owned Subsidiaries, (D) employee advances made in compliance with Applicable Laws and in the ordinary course of business of such party consistent with past practice (provided that, in the case of this clause (D), the aggregate amount of all such advances made by such party or their respective Subsidiaries in reliance upon this clause (D), is not more than $1,000,000), (E) as required by binding Contracts in effect as of the date hereof, all of which Contracts are listed on Section 5.1(b)(vi) of the ADC Disclosure Letter or Andrew Disclosure Letter, as applicable, (F) highly liquid investments with an original maturity of three months or less at the date of purchase, made in the ordinary course of business consistent with past practice, or (G) in the ordinary course of business of such party consistent with past practice (provided that, in the case of this clause (G), the aggregate amount of all such loans, advances, capital contributions and investments made by such party or their respective Subsidiaries in reliance upon this clause (G), is not more than $10,000,000, and the transactions do not present a material risk of delaying the Merger or making it more difficult to obtain any required consents or approvals therefor, or require approval of such party’s stockholders);
     (vii) other than draws on credit facilities existing on the date hereof permitted pursuant to Section 5.1(b)(viii) below, incur any indebtedness for borrowed money, enter into any letter of credit or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any Person for borrowed money, other than in the ordinary course of business of such party consistent with past practice, provided that the aggregate amount of all such newly incurred indebtedness for borrowed money, debt securities and obligations outstanding at any time by such party and its Subsidiaries is not more than $10,000,000;
     (viii) draw on any credit facilities existing on the date hereof other than in the ordinary course of business of such party consistent with past practice, provided that the aggregate amount outstanding at any time of all such draws by such party and its Subsidiaries from such facilities is not more than $75,000,000;
     (ix) pay, discharge, settle or satisfy any claim, liability, obligation or litigation (absolute, accrued, asserted or unasserted, contingent or otherwise) requiring payment by such party or their respective Subsidiaries in excess of $10,000,000 individually, or $25,000,000 in the aggregate (excluding attorneys’ fees and expenses), other than the payment, discharge, settlement or satisfaction in the ordinary course of business of such party consistent with past practice or in accordance with their terms, of liabilities disclosed, reflected or reserved against in the ADC Balance Sheet or Andrew Balance Sheet, as applicable, or incurred since the date of such financial statements and reserved for in accordance with GAAP in the ordinary course of business of such party consistent with past practice;
     (x) make any material Tax election, take any material position with respect to Taxes that is inconsistent with a position taken in a prior period, adopt or change any material accounting method in respect of Taxes, enter into any closing agreement or settle or compromise any material income Tax liability, enter into any internal restructuring or reorganization that would result in any material Tax liability;
     (xi) except as required by binding Contracts in effect as of the date hereof, all of which are listed on Section 5.1(b)(xi) of the ADC Disclosure Letter or Section 5.1(b)(xi) of the Andrew Disclosure Letter, as applicable (the “Existing Benefits Commitments”), (A) increase in any manner the compensation (including bonus and incentive compensation) or fringe benefits of any of its officers, directors or employees, except in each case as contemplated by Section 5.1(b)(xii) or Section 6.4(b), or (B) enter into any collective bargaining agreement or make any commitment to provide any pension, retirement or severance benefit to any such officers, directors or employees;
     (xii) (A) commit itself to, or enter into, any employment agreement or arrangement for the party’s chief executive officer or any executive or management employee who does or would directly report to (1) the party’s chief executive officer, or (2) a direct report to the party’s chief executive officer, or (B) adopt or commit itself to any material new benefit, base salary or stock option plan or arrangement, or amend, otherwise supplement or, except as required by Existing Benefits Commitments or Applicable Law, accelerate the timing of, or make discretionary determinations that permit, payments or vesting under any existing benefit, stock option or compensation plan or arrangement;
     (xiii) change in any material respect any of their respective methods or principles of accounting unless required by GAAP or any Applicable Laws, rules or regulations, as concurred in by its independent auditors;
     (xiv) enter into, modify or amend in any material respect, or terminate, or waive, release or assign any material benefit or claim under, any Contract, joint venture, strategic partnership, alliance, license or sublicense, except with respect to (A) Contracts for the purchase of raw materials or sale of products, in each case in the ordinary course of business of such party or its Subsidiaries consistent with past practice or (B) joint ventures, collaborations, strategic partnerships or alliances, which, in the case of each of (A) and (B), (1) do not involve payments by such party or their respective Subsidiaries of more than $25,000,000, (2) do not materially impair the conduct of a reporting business segment of such party and its Subsidiaries, (3) do not present a material risk of delaying the Merger or making it more difficult to obtain any required consents or approvals therefor, and (4) do not require approval of such party’s stockholders;

     (xv) enter into any material new line of business;
     (xvi) take any action that would subject such party or any of its Subsidiaries to any material non-compete or other similar material restriction on the conduct of any of their respective businesses that would be binding following the Closing;
     (xvii) make or agree to make any new capital expenditure or expenditures, or enter into any agreement or agreements providing for payments by such party or their respective Subsidiaries for capital expenditures which, in the aggregate, are in excess of $50,000,000; or
     (xviii) authorize, or commit or agree to take, any of the foregoing actions.
     5.2 No Solicitation.
     (a) The following terms will have the definitions set forth below:
     (i) An “Alternative Transaction” with respect to a party hereto, shall mean any of the following transactions: (i) any transaction or series of related transactions with one or more third Persons involving: (A) any purchase from such party or acquisition by any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 20% interest in the total outstanding voting securities of such party or any tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the total outstanding voting securities of such party or any merger, consolidation or business combination involving such party as a whole, or (B) any sale, lease (other than in the ordinary course of business consistent with past practice), exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition or disposition of more than 20% of the assets of such party (including equity securities of any Subsidiary of such party) on a consolidated basis, or (ii) any liquidation or dissolution of such party;
     (ii) An “Alternative Transaction Proposal” shall mean any offer or proposal relating to an Alternative Transaction;
     (iii) A “Superior Proposal” with respect to a party, means an unsolicited, bona fide, written Alternative Transaction Proposal made by a third Person to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, (A) 50% or more of the assets of such party on a consolidated basis or (B) 50% or more of the outstanding voting securities of such party, and as a result of which, the stockholders of such party immediately preceding such transaction would hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction (or its ultimate parent), which the Board of Directors of such party has in good faith determined (taking into account, among other things, (1) the advice of its outside legal counsel and its financial adviser, and (2) all terms of such Alternative Transaction Proposal and this Agreement (as it may be proposed to be amended by the other party hereto), to be more favorable to such party’s stockholders (in their capacities as stockholders) than the terms of this Agreement (as it may be proposed to be amended by the other party hereto) and to be reasonably capable of being consummated on the terms proposed, taking into account, all other legal, financial, regulatory and other aspects of such Alternative Transaction Proposal and the Person making such Alternative Transaction Proposal including, if such Alternative Transaction Proposal involves any financing, the likelihood of obtaining such financing and the terms on which such financing may be secured.
     (b) Neither ADC nor Andrew shall, nor shall either of them permit any of its Subsidiaries to, nor authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its Subsidiaries to, directly, or indirectly, (i) solicit, initiate or encourage (including by way of furnishing any information), or take any other action intended to facilitate, induce or encourage, any inquiries with respect to, or the making, submission or announcement of, any Alternative Transaction Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, any, or any possible, Alternative Transaction Proposal (except (A) to disclose the existence of the provisions of this Section 5.2, or (B) to the extent specifically permitted pursuant to Section 5.2(d)), (iii) approve, endorse or recommend any Alternative Transaction (except to the extent specifically permitted pursuant to Section 5.3), or (iv) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any possible or proposed Alternative Transaction Proposal. Each of ADC and Andrew and each of their respective Subsidiaries will immediately cease, and will cause its officers, directors and employees and any investment banker, financial adviser, attorney, accountant or other representative retained by it to cease, any and all existing activities, discussions or negotiations with any third Persons conducted heretofore with respect to any possible or proposed Alternative Transaction, and will use its reasonable best efforts to enforce (and not waive any provisions of) any confidentiality and standstill agreement (or any similar agreement) relating to any such possible or proposed Alternative Transaction.
     (c) As promptly as practicable (and in any event within 48 hours) after receipt of any Alternative Transaction Proposal or any request for nonpublic information or any inquiry relating to any Alternative Transaction Proposal, ADC or Andrew, as the case may be, shall provide the other party with oral and written notice of the material terms and conditions of such Alternative Transaction Proposal, request or inquiry, and the identity of the Person or group making any such Alternative Transaction Proposal, request or inquiry. In addition, ADC or Andrew, as the case may be, shall provide the other party as promptly as practicable with oral and written notice setting forth all such information as is reasonably necessary to keep the other party informed in all material respects of all material developments regarding the status and terms (including material amendments or proposed material amendments) of, any such Alternative Transaction Proposal, request or inquiry, and, without limitation of the other provisions of this Section 5.2, shall promptly provide to the other party a copy of all written materials (including written materials provided by e-mail or otherwise in electronic format) subsequently provided by or to it in connection with such Alternative Transaction Proposal, request or inquiry. ADC or Andrew, as the case may be, shall provide the other party with 48 hours’ prior notice (or such lesser prior notice as is provided to the members of its Board of Directors) of any meeting of its Board of Directors at which its Board of Directors is reasonably likely to consider any Alternative Transaction Proposal or Alternative Transaction.

     (d) Notwithstanding anything to the contrary contained in Section 5.2(b), in the event that ADC or Andrew, as the case may be, receives an unsolicited, bona fide Alternative Transaction Proposal which is determined by its Board of Directors to be, or to be reasonably likely to lead to, a Superior Proposal, it may then take the following actions (but only (1) if and to the extent that (x) its Board of Directors concludes in good faith, after receipt of advice of its outside legal counsel, that the failure to do so is reasonably likely to result in a breach of its fiduciary obligations to its stockholders under Applicable Law and (y) ADC or Andrew, as the case may be, has given the other party at least three business days’ prior written notice of its intention to take any of the following actions and of the identity of the Person or group making such Superior Proposal and the material terms and conditions of such Superior Proposal and (2) if it shall not have breached in any material respect any of the provisions of this Section 5.2 or Section 5.4):
     (i) furnish nonpublic information to the Person or group making such Superior Proposal, provided that (A) prior to furnishing any such nonpublic information, it receives from such Person or group an executed confidentiality agreement containing terms at least as restrictive as the terms contained in the Confidentiality Agreement, dated as of May 1, 2006, between Andrew and ADC (the “CA”), and (B) contemporaneously with furnishing any such nonpublic information to such Person or group, it furnishes such nonpublic information to the other party hereto (to the extent such nonpublic information has not been previously so furnished to such party); and
     (ii) engage in negotiations with such Person or group with respect to such Superior Proposal; provided, however, in no event shall such party enter into any definitive agreement to effect such Superior Proposal.
     (e) Nothing contained in this Agreement shall prohibit ADC or Andrew or their respective Boards of Directors from taking and disclosing to their stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or making any disclosure required by Applicable Law.
     5.3 Board of Directors Recommendation.
     (a) In response to the receipt of an unsolicited, bona fide Alternative Transaction Proposal which is determined by the Board of Directors of Andrew or ADC, as the case may be, to be a Superior Proposal, such Board of Directors may withhold, withdraw, amend or modify its recommendation in favor of, in the case of Andrew, approval and adoption of this Agreement and the Merger and, in the case of ADC, the ADC Share Issuance, and, in the case of a Superior Proposal that is a tender or exchange offer made directly to its stockholders, may recommend that its stockholders accept the tender or exchange offer (any of the foregoing actions, whether by a Board of Directors or a committee thereof, a “Change of Recommendation”) if the Board of Directors of ADC or Andrew, as the case may be, has concluded in good faith, after receipt of advice of its outside legal counsel, that, in light of such Superior Proposal, the failure of the Board of Directors to effect a Change of Recommendation is reasonably likely to result in a breach of its fiduciary obligations to its stockholders under Applicable Law.

     (b) Prior to announcing any Change of Recommendation pursuant to Section 5.3(a), ADC or Andrew, as the case may be, shall (A) provide to the other party hereto three business days’ prior written notice which shall (x) state expressly that it intends to effect a Change of Recommendation and (y) describe any modifications to the material terms and conditions of the Superior Proposal and the identity of the Person or group making the Superior Proposal from the description of such terms and conditions and such Person contained in the notice required under Section 5.2(d), (B) make available to the other party hereto all materials and information made available to the Person or group making the Superior Proposal in connection with such Superior Proposal, and (C) during the three business-day period commencing upon receipt of the notice described in Section 5.3(b)(A), if requested by the other party hereto, engage in good faith negotiations to amend this Agreement in such a manner that the Alternative Transaction Proposal which was determined to be a Superior Proposal no longer is a Superior Proposal.
     (c) In addition to the circumstances set forth in Section 5.3(a), the Board of Directors of ADC may effect a Change of Recommendation (but only insofar as the same involves withholding, withdrawing, amending or modifying its recommendation in favor of the ADC Share Issuance) if there shall have occurred and be continuing:
     (i) a Material Adverse Change of Andrew since the date of this Agreement, or
     (ii) any other event, occurrence or circumstance as a result of which, in the good faith judgment of the Board of Directors of ADC, after consultation with outside counsel of ADC, the failure to effect a Change in Recommendation would violate the fiduciary duties of the ADC Board of Directors to ADC’s shareholders under Applicable Law.
     (d) In addition to the circumstances set forth in Section 5.3(a), the Board of Directors of Andrew may effect a Change of Recommendation (but only insofar as the same involves withholding, withdrawing, amending or modifying its recommendation in favor of the approval and adoption of this Agreement and the Merger) if there shall have occurred and be continuing:
     (i) a Material Adverse Change of ADC since the date of this Agreement, or
     (ii) any other event, occurrence or circumstance as a result of which, in the good faith judgment of the Board of Directors of Andrew, after consultation with outside counsel of Andrew, the failure to effect a Change in Recommendation would violate the fiduciary duties of the Andrew Board of Directors to Andrew’s stockholders under Applicable Law.
     (e) If the Board of Directors of Andrew or ADC has effected a Change of Recommendation, Andrew or ADC, as applicable, shall promptly notify the other party in writing of such Change in Recommendation, including the specific subparagraph, but not more than one subparagraph, of Section 5.3 in reliance upon which such Change in Recommendation is made. If the other party thereafter terminates this Agreement in accordance with Section 8.1 based upon such notice, then the termination effects with respect to the specific subparagraph identified in such notice that are set forth in Section 8.3 shall apply.

     5.4 Company Stockholder Meetings. Notwithstanding anything to the contrary contained in this Agreement, the obligation of ADC or Andrew to call, give notice of, convene and hold the ADC Shareholders’ Meeting or the Andrew Stockholders’ Meeting, as the case may be, shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Alternative Transaction Proposal with respect to it, or by any Change of Recommendation. At any such meeting, neither ADC nor Andrew shall submit to the vote of its respective stockholders any Alternative Transaction, whether or not a Superior Proposal has been received by it, or propose to do so.
     5.5 Control of Other Party’s Business. Nothing contained in this Agreement shall be construed to give ADC, directly or indirectly, the right to control or direct Andrew’s operations or give Andrew, directly or indirectly, the right to control or direct ADC’s operations, in each case, prior to the Effective Time. Prior to the Effective Time, each of ADC and Andrew shall exercise, on the terms and subject to the conditions of this Agreement, complete control and supervision over its respective operations.
Article VI
Additional Agreements
     6.1 Preparation of SEC Documents; Stockholders’ Meetings.
     (a) As soon as practicable following the date of this Agreement, Andrew and ADC shall agree upon the terms of, prepare and file with the SEC the Joint Proxy Statement, and ADC shall prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of Andrew and ADC shall use commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Andrew will use commercially reasonable efforts to cause the Joint Proxy Statement to be mailed to Andrew’s stockholders, and ADC will use commercially reasonable efforts to cause the Joint Proxy Statement to be mailed to ADC’s stockholders, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act. ADC shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) reasonably required to be taken under any applicable state securities laws in connection with the ADC Share Issuance and, and Andrew shall furnish all information concerning Andrew and the holders of Andrew Common Stock as may be reasonably requested in connection with any such action. Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 or the Joint Proxy Statement or any filing with the SEC incorporated by reference in the Form S-4 or the Joint Proxy Statement, in each case prior to filing such with the SEC, except where doing so would cause the filing to not be filed timely, without regard to any extension pursuant to Rule 12b-25 of the Exchange Act; provided, however, that each party shall be deemed to have consented to the inclusion in the Form S-4, the Joint Proxy Statement or any filing with the SEC incorporated by reference in the Form S-4 or the Joint Proxy Statement of any information, language or content specifically agreed to by such party or its counsel on or prior to the date hereof for inclusion therein. ADC will advise Andrew promptly after it receives notice of (i) the time when the Form S-4 has become effective or any supplement or amendment has been filed, (ii) the issuance or threat of any stop order, (iii) the suspension of the qualification of the ADC Common Stock issuable in connection with this

Agreement for offering or sale in any jurisdiction, or (iv) any request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information (including any Change of Recommendation) relating to Andrew or ADC, or any of their respective Affiliates, officers or directors, should be discovered by Andrew or ADC which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement, including, where appropriate, a filing pursuant to Rules 165 and 425 of the Securities Act, describing such information shall promptly be filed with the SEC and, to the extent required by law, disseminated to the stockholders of Andrew and ADC.
     (b) Each of ADC and Andrew shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, take all action necessary in accordance with Applicable Law and the ADC Organizational Documents, in the case of ADC, and the Andrew Organizational Documents, in the case of Andrew, to duly give notice of, convene and hold a meeting of its stockholders to be held as promptly as practicable to consider, in the case of Andrew, the approval and adoption of this Agreement and the Merger (the “Andrew Stockholders’ Meeting”), and, in the case of ADC, the ADC Share Issuance (the “ADC Shareholders’ Meeting”). Except in the case of a Change of Recommendation in accordance with Section 5.3, each of ADC and Andrew will use commercially reasonable efforts to solicit from its stockholders proxies in favor of, in the case of Andrew, the approval and adoption of this Agreement and the Merger and, in the case of ADC, the ADC Share Issuance, and will take all other action reasonably necessary or advisable to secure the vote or consent of its stockholders required by the rules of NASDAQ or Applicable Law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, ADC or Andrew may adjourn or postpone the ADC Shareholders’ Meeting or Andrew Stockholders’ Meeting, as the case may be, to the extent necessary to ensure that any necessary supplement or amendment to the Joint Proxy Statement is provided to its respective stockholders in advance of a vote on, in the case of Andrew, the adoption and approval of this Agreement and the Merger and, in the case of ADC, the ADC Share Issuance, or, if, as of the time for which the ADC Shareholders’ Meeting or Andrew Stockholders’ Meeting, as the case may be, is originally scheduled, there are insufficient shares of ADC Common Stock or Andrew Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting. Each of ADC and Andrew shall use commercially reasonable efforts such that the ADC Shareholders’ Meeting and the Andrew Stockholders’ Meeting, respectively, is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the ADC Shareholders’ Meeting or Andrew Stockholders’ Meeting, as the case may be, are solicited in compliance with Applicable Law, the rules of the NASDAQ and, in the case of ADC, the ADC Organizational Documents, and, in the case of Andrew, the Andrew Organizational Documents. Without the prior written consent of Andrew, the ADC Share Issuance is the only matter which ADC shall propose to be acted on by ADC’s shareholders at the ADC Shareholders’ Meeting. Without the prior written consent of ADC, the approval and adoption of this Agreement and the Merger is the only matter which Andrew shall propose to be acted on by Andrew’s stockholders at the Andrew Stockholders’ Meeting.

     (c) Each of ADC and Andrew will use commercially reasonable efforts to hold the ADC Shareholders’ Meeting and Andrew Stockholders’ Meeting, respectively, on the same date as the other party and as soon as reasonably practicable after the date of this Agreement, subject to the requirements of Instruction D.3 to Schedule 14A (Rule 14a-101) promulgated under the Exchange Act.
     (d) Except to the extent expressly permitted by Section 5.3: (i) the Board of Directors of each of Andrew and ADC shall recommend that its stockholders vote in favor of, in the case of Andrew, the approval and adoption of this Agreement and the Merger at the Andrew Stockholders’ Meeting, and, in the case of ADC, the ADC Share Issuance at the ADC Shareholders’ Meeting, (ii) the Joint Proxy Statement shall include a statement to the effect that the Board of Directors of (A) ADC has recommended that ADC’s shareholders vote in favor of the ADC Share Issuance at the ADC Shareholders’ Meeting and (B) Andrew has recommended that Andrew’s stockholders vote in favor of approval and adoption of this Agreement and the Merger at the Andrew Stockholders’ Meeting, and (iii) neither the Board of Directors of ADC or Andrew nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to the other party, the recommendation of its respective Board of Directors that the respective stockholders of ADC or Andrew vote in favor of, in the case of Andrew, the approval and adoption of this Agreement and the Merger, and, in the case of ADC, the ADC Share Issuance.
     6.2 Access to Information; Confidentiality.
     (a) Subject to the CA and Applicable Law, each of Andrew and ADC shall, and shall cause each of its respective Subsidiaries to, afford to the other party and to the officers, employees, accountants, counsel, financial advisors and other representatives of such other party, reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records (provided that such access shall not interfere with the business or operations of such party) and, during such period, each of Andrew and ADC shall, and shall cause each of its respective Subsidiaries to, furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. No review pursuant to this Section 6.2 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement.
     (b) Each of Andrew and ADC will hold, and will cause its respective officers, employees, accountants, counsel, financial advisors and other representatives and Affiliates to hold, any nonpublic information received from the other party in confidence in accordance with the terms of the CA.
     (c) If, on the date that is five business days before the date that the parties’ obligations under the CA terminate, (i) the Effective Time has not occurred and (ii) this Agreement has not been terminated pursuant to Section 8.1, then the parties shall amend the CA to extend the term of each party’s obligations under the CA to earlier of (A) the Effective Time and (B) the date on which this Agreement is terminated pursuant to Section 8.1.
     6.3 Commercially Reasonable Efforts.
     (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including commercially reasonable efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions to the Closing to be satisfied (but in no event shall a party be required to waive any such condition) as promptly as practicable; (ii) the obtaining of all necessary actions or nonactions, waivers, consents, clearances and approvals from Governmental Entities and the making of all necessary registrations and filings, including all filings required by the HSR Act (the initial filing required by the HSR Act to be filed as soon as reasonably practicable, but in any event within 15 days, following the execution of this Agreement) and any applicable antitrust, competition or similar laws of any foreign jurisdiction, and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (v) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In furtherance of the covenants contained in Sections 6.3(a)(ii) and 6.3(a)(iv), ADC and Andrew shall, if required by one or more Governmental Entities acting pursuant to any applicable antitrust, competition or similar laws to obtain any of the actions or nonactions, waivers, consents, clearances, approvals, or avoidance of actions or proceedings referred to in Sections 6.3(a)(ii), or pursuant to Section 6.3(a)(iv) or if required by a federal, state or foreign court, agree to the divestiture by ADC, Andrew or any of their respective Subsidiaries of shares of capital stock or of any business, assets or property of ADC or its Subsidiaries or Andrew or its Subsidiaries and the imposition of any limitation on the ability of ADC or its Subsidiaries or Andrew or its Subsidiaries to conduct their respective businesses or to own or exercise control of their respective assets, properties and stock (including licenses, hold separate agreements, covenants affecting business operating practices or similar matters) if such divestitures and limitations, individually or in the aggregate, would not be reasonably expected to result in the loss of annualized revenue of ADC and Andrew on a combined consolidated basis of more than $225,000,000. Subject to Applicable Laws relating to the exchange of information and in addition to Section 6.3(b), ADC and Andrew, or their respective counsel, shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to ADC and its Subsidiaries or Andrew and its Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

     (b) Subject to Applicable Laws relating to the exchange of information, each of Andrew and ADC shall keep the other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby and work cooperatively in connection with obtaining all required approvals, consents or clearances of any Governmental Entity (whether domestic, foreign or supranational). In that regard, each party shall use commercially reasonable efforts to: (i) promptly notify the other of, and if in writing, furnish the other with copies of (or, in the case of material oral communications, advise the other orally of) any communications from or with any Governmental Entity (whether domestic, foreign or supranational) with respect to the Merger or any of the other transactions contemplated by this Agreement, (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed written (or any material proposed oral) communication with any such Governmental Entity, (iii) not participate in any meeting with any such Governmental Entity unless it consults with the other in advance and to the extent permitted by such Governmental Entity gives the other the opportunity to attend and participate thereat, (iv) furnish the other with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity with respect to this Agreement and the Merger, and (v) furnish the other with such necessary information and reasonable assistance as Andrew or ADC may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity. Each of Andrew and ADC shall designate any competitively sensitive material provided to the other under this Section 6.3 as “outside counsel only.” Such material and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (Andrew or ADC, as the case may be) or its legal counsel.
     (c) In connection with and without limiting the foregoing, Andrew and ADC shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or any of the transactions contemplated hereby and (ii) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement or any of the transactions contemplated hereby, take all action necessary to ensure that such transactions may be consummated as promptly as practicable on the terms required by, or provided for, in this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.
     6.4 Indemnification and Insurance.
     (a) Immediately after the Effective Time, the certificate of incorporation and by-laws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the present and former officers and directors of Andrew and its Subsidiaries (each an “Indemnified Party”) as those contained in the Andrew Charter and the Andrew By-laws as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of Andrew, unless such modification is required by law. ADC shall cause the Surviving Corporation to indemnify and hold harmless each Indemnified Party against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions taken by them in their capacity as officers or directors at or prior to the Effective Time (including in connection with this Agreement and the transactions contemplated hereby), or taken by them at the request of Andrew, ADC, the Surviving Corporation or any of their respective Subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under Applicable Law for a period of six years after the Effective Time. Each Indemnified Party shall be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation from the Surviving Corporation within ten Business Days of receipt of the Surviving Corporation from the Indemnified Party of a request therefor; provided, however, that any Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification. Neither ADC nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any proceeding or threatened action, suit, proceeding, investigation or claim in which indemnification could be sought by such Indemnified Party hereunder, without the consent of such Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such action, suit, proceeding, investigation or claim.
     (b) Prior to the Effective Time, ADC shall purchase a directors’ and officers’ and fiduciary liability insurance policy providing coverage for a period of at least six years following the Effective Time (i) for persons who were officers and/or directors of Andrew prior to the Effective Time and (ii) for persons who were officers and/or directors of ADC prior to the Effective Time and who are not officers or directors of ADC immediately following the Effective Time, in each case for claims arising after the Effective Time from facts or events which occurred at or prior to the Effective Time, and in each case, which policy shall provide for at least the same coverage and amounts containing terms and conditions that are not less advantageous than the respective policies of ADC and Andrew, as in place at the Effective Time; provided, however, that in no event will ADC be required to expend in any year an amount in excess of 250% of the annual aggregate premiums currently paid by ADC or Andrew, as applicable, for such insurance (the “Maximum Premium”). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, ADC will cause to be maintained the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium.
     (c) In the event that ADC or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision will be made so that the successors and assigns of ADC assume the obligations set forth in this Section 6.4.
     (d) The provisions of this Section 6.4 are intended for the benefit of, and will be enforceable by, each Indemnified Party and his or her heirs and representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Indemnified Party may have had by contract or otherwise.

     6.5 Fees and Expenses. Except as otherwise set forth in this Section 6.5 and in Section 8.3, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses (including each party’s fees and expenses incurred in connection with the printing and mailing of the Joint Proxy Statement to its respective shareholders), whether or not the Merger is consummated, provided that Andrew shall pay any foreign, state or local real estate transfer or similar taxes imposed on the stockholders of Andrew as a result of the transactions contemplated in this Agreement. ADC and Andrew shall each bear one-half of the filing fees required by the HSR Act and any antitrust, competition or similar laws of any foreign jurisdiction. ADC shall bear the fee to the SEC for the Form S-4 (including any amendments thereto).
     6.6 Announcements. ADC and Andrew will consult with each other before issuing, and will provide each other the opportunity to review, comment upon and concur with, and use commercially reasonable efforts to agree on, any press release, public statements or other announcements with respect to the transactions contemplated by this Agreement, including any announcement to employees, customers, suppliers or others having dealings with ADC or Andrew, respectively, or similar publicity with respect to this Agreement or the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement or other announcement prior to such consultation, except as either party may determine is required by Applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or stock market.
     6.7 Listing. ADC shall use all reasonable best efforts to cause the ADC Common Stock issuable under Article II and those shares of ADC Common Stock required to be reserved for issuance under the Andrew Stock Plans, the Andrew Warrant and the Andrew Indenture to be authorized for listing on the NASDAQ, upon notice of issuance, exercise or conversion, as applicable.
     6.8 Tax-Free Reorganization Treatment. Andrew and ADC intend that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and each shall, and shall cause its respective Subsidiaries to, use its reasonable best efforts to cause the Merger to so qualify. Neither Andrew nor ADC shall knowingly take any action, cause any action to be taken, fail to take any commercially reasonable action or cause any commercially reasonable action to fail to be taken, which action or failure to act would reasonably be expected to (i) prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code or (ii) cause Andrew, Merger Sub or ADC to be unable to make the representations necessary for counsel to render the tax opinions referred to in Section 7.1(h).
     6.9 Conveyance Taxes. ADC and Andrew shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time, and any such taxes shall be paid one-half by ADC and one-half by Andrew.

     6.10 Equity Awards, Andrew Warrant and Andrew Note.
     (a) At the Effective Time, each then outstanding Andrew Option, whether or not exercisable at the Effective Time, will be assumed by ADC. Each Andrew Option so assumed by ADC under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Andrew Option (including any Andrew Stock Plan under which such Andrew Option was issued and any applicable stock option agreement or other document evidencing such Andrew Option) immediately prior to the Effective Time, except that (i) each Andrew Option will be exercisable for that number of whole shares of ADC Common Stock equal to the product of the number of shares of Andrew Common Stock that were issuable upon exercise of such Andrew Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of ADC Common Stock and (ii) the per share exercise price for the shares of ADC Common Stock issuable upon exercise of such assumed Andrew Option will be equal to the quotient determined by dividing the exercise price per share of such Andrew Option by the Exchange Ratio, rounded up to the nearest whole cent. As of the Effective Time, all references in the Andrew Stock Plans to Andrew Common Stock shall thereafter be deemed to be references to ADC Common Stock. As soon as reasonably practicable following the Effective Time, but in no event later than five business days following the Effective Time, ADC shall file a registration statement under the Securities Act on Form S-8 or another appropriate form (and use its commercially reasonable efforts to maintain the effectiveness thereof and maintain the current status of the prospectuses contained therein) with respect to Andrew Options assumed by ADC pursuant hereto and shall use its commercially reasonable efforts to cause such registration statement to remain in effect for so long as such assumed Andrew Option shall remain outstanding. The parties hereto acknowledge and agree that the Andrew Stock Plans provide for accelerated vesting, at the Effective Time, of the Andrew Options. Notwithstanding anything in this Agreement to the contrary, between the date hereof and the Effective Time, Andrew shall not grant any options, restricted stock units or make any other award or grant under the Andrew 2005 Long-Term Incentive Plan.
     (b) At the Effective Time, the Andrew Warrant will be assumed by ADC. The Andrew Warrant will continue to have, and be subject to, the same terms and conditions set forth in the Andrew Warrant immediately prior to the Effective Time, except that (i) the Andrew Warrant will be exercisable for that number of whole shares of ADC Common Stock equal to the product of the number of shares of Andrew Common Stock that were issuable upon exercise of the Andrew Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of ADC Common Stock and (ii) the per share exercise price for the shares of ADC Common Stock issuable upon exercise of the Andrew Warrant will be equal to the quotient determined by dividing the exercise price per share of the Andrew Warrant by the Exchange Ratio, rounded up to the nearest whole cent. As of the Effective Time, all references in the Andrew Warrant to Andrew Common Stock shall thereafter be deemed to be references to ADC Common Stock.
     (c) At the Effective Time and subject to the satisfaction of the condition set forth in Section 7.1(i), the Andrew Notes will be assumed by ADC. The Andrew Notes will continue to have, and be subject to, the same terms and conditions set forth in the Andrew Note and the Andrew Indenture immediately prior to the Effective Time, except that the Andrew Notes will be convertible into that number of whole shares of ADC Common Stock equal to the product of the number of shares of Andrew Common Stock that were issuable upon conversion of such Andrew Notes immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of ADC Common Stock. As of the Effective Time, all references in the Andrew Notes and the Andrew Indenture to Andrew Common Stock shall thereafter be deemed to be references to ADC Common Stock.
     (d) At the Effective Time, all restricted stock units granted under the Andrew Stock Plans will vest as provided under the Andrew Stock Plans and will be converted into the right to receive the number of whole shares of ADC Common Stock equal to the product of the number of shares of Andrew Common Stock to which such restricted stock units relate multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of ADC Common Stock. The parties hereto acknowledge and agree that the Andrew Stock Plans provide for the lapse, at the Effective Time, of any restrictions on restricted stock units issued pursuant to the Andrew Stock Plans.
     (e) At the Effective Time, any share of Andrew Common Stock issued under the Andrew Stock Plans with restrictions or limitations on transfer with respect thereto shall be treated in accordance with the terms of the respective Andrew Stock Plan under which such shares were issued, and the shares of ADC Common Stock issued in exchange for such Andrew Common Stock hereunder shall have the same restrictions and limitations, if any, as such shares of Andrew Common Stock exchanged therefor at the Effective Time. The parties hereto acknowledge and agree that the Andrew Purchase Plan provides for the lapse, at the Effective Time, of any restrictions on Andrew Common Stock issued pursuant to the Andrew Purchase Plan.
     (f) Andrew and ADC shall take any and all actions necessary to effect the provisions of Section 2.1(d) above pursuant to the Andrew Indenture.
     6.11 Employee Benefits.
     (a) For one year following the Effective Time, with respect to each country in which Andrew has an employee workforce, ADC shall provide or cause to be provided to the employee workforce of the Surviving Corporation and the other members of the employee workforce of any other Affiliate of ADC who were employees of Andrew or any of its Subsidiaries immediately prior to the Effective Time (“Continuing Employees”), employee benefits that, in the aggregate, are no less favorable than the employee benefits package provided to the Continuing Employees in such country by Andrew or any of its Subsidiaries; provided, however, that, subject to Applicable Law, if ADC has an employee workforce in such country, ADC may, in lieu thereof, provide to the Continuing Employees the benefits package offered to ADC’s employee workforce in such country immediately prior to the execution of this Agreement. Notwithstanding anything in this Section 6.11(a) to the contrary, each employee of Andrew or any of its Subsidiaries, other than any director or officer of Andrew, who is covered and eligible for benefits under an Andrew Domestic Benefit Plan that provides for payment of cash severance benefits upon certain employment termination shall, upon termination of employment within one year following the Effective Time receive the severance benefits provided by either the ADC Domestic Benefit Plans or the Andrew Domestic Benefit Plans applicable to non-officer and non-director employees. The designation of whether the ADC Domestic Benefit Plans or the Andrew Domestic Benefit Plans will be applicable shall be determined by which set of benefit plans would pay the highest cash severance payments to such terminated employee.
     (b) Following the Effective Time, ADC shall recognize (or cause to be recognized) the service of each Continuing Employee with Andrew or any of its Subsidiaries for purposes of (i) eligibility and vesting under any ADC Benefit Plan, (ii) determination of benefits levels under any vacation or severance ADC Benefit Plan and (iii) determination of “retiree” status under any ADC Benefit Plan, for which the Continuing Employee is otherwise eligible and in which the Continuing Employee is offered participation, in each case except where such crediting would result in a duplication of benefits. To the extent ADC establishes or designates an ADC Benefit Plan to provide group health benefits to Continuing Employees, (x) each such ADC Benefit Plan shall waive pre-existing condition limitations with respect to Continuing Employees to the same extent waived or no longer applicable under the applicable group health plan of Andrew and (y) each Continuing Employee shall be given credit under the applicable ADC Benefit Plan for amounts paid under the corresponding group health plan of Andrew or an Affiliate during the plan year in which the Effective Time occurs for purposes of applying deductibles, co-payments and out-of-pocket maximums for such plan year.
     (c) As of the Effective Time, ADC shall assume all rights (including the rights to modify in accordance with their terms) under and agree to perform in accordance with their terms (i) all employment, severance and other compensation agreements and arrangements existing as of the date hereof (and provided to ADC by Andrew prior to the date hereof) between Andrew or any of its Subsidiaries and any director, officer or employee thereof, and (ii) any such agreements or arrangements entered into after the date hereof and prior to the Effective Time by Andrew or any of its Subsidiaries in compliance with the terms of this Agreement.
     (d) Andrew shall, if requested to do so by ADC, take any action required to terminate its defined contribution 401(k) plan, such termination to be effective immediately prior to the Effective Time and to be contingent upon the Closing; provided, however, that Andrew shall make a profit sharing contribution to such plan for 2006 for allocation among eligible employees. ADC shall provide, or shall cause the Surviving Corporation to provide, that each Continuing Employee who is a participant in Andrew’s 401(k) plan shall be given the opportunity to “roll over” his or her account balance (including any promissory note evidencing an outstanding loan) from the terminated plan to a tax-qualified defined contribution plan maintained by ADC or the Surviving Corporation.
     (e) Without limiting the generality of Section 9.7, nothing in this Agreement will be construed to create a right in any employee of Andrew or any Subsidiary to employment with ADC, the Surviving Corporation or any other Subsidiary of ADC or grant or create any right in any employee or beneficiary of such employee under an ADC Benefit Plan or an Andrew Benefit Plan.

     6.12 Consents of Accountants. Andrew and ADC will each use commercially reasonable efforts to cause to be delivered to each other consents from their respective independent auditors, dated the date on which the Form S-4 is filed with the SEC, is amended or supplemented, or becomes effective or a date not more than two days prior to such date, in form reasonably satisfactory to the recipient and customary in scope and substance for consents delivered by independent public accountants in connection with registration statements on Form S-4 under the Securities Act.
     6.13 Directors and Chief Executive Officer of ADC. The Board of Directors of ADC shall take all action within its power so that:
     (a) immediately following the Effective Time, the (i) Board of Directors of ADC shall consist of 12 directors, who shall be the four Persons identified in Section 6.13(a) of the Andrew Disclosure Letter (collectively the “Andrew Designated Directors”) and the eight Persons identified in Section 6.13(a) of the ADC Disclosure Letter (collectively the “ADC Designated Directors”), and each such director shall serve for a term expiring at ADC’s annual meeting of shareholders for the year indicated in Section 6.13(a) of the Andrew Disclosure Letter or the ADC Disclosure Letter, as appropriate, and (ii) the Chairman of the Board of Directors of ADC shall be ADC’s Chairman of the Board of Directors immediately prior to the Effective Time; and
     (b) immediately following the Effective Time, the chief executive officer of ADC shall be ADC’s chief executive officer immediately prior to the Effective Time.
     6.14 Affiliate Legends. Section 6.14 of the Andrew Disclosure Letter sets forth a list of those Persons who are, in Andrew’s reasonable judgment, “affiliates” of Andrew within the meaning of Rule 145 promulgated under the Securities Act (“Rule 145 Affiliates”). Andrew shall notify ADC in writing regarding any change in the identity of its Rule 145 Affiliates prior to the Closing Date. ADC shall be entitled to issue appropriate stop transfer instructions to the transfer agent for ADC Common Stock (provided that such legends or stop transfer instructions shall be removed one year after the Effective Time upon the request of any holder of shares of ADC Common Stock issued in the Merger if such holder is not then a Rule 145 Affiliate).
     6.15 Notification of Certain Matters. Andrew shall give prompt notice to ADC, and ADC shall give prompt notice to Andrew, of the occurrence, or failure to occur, of any event, which is in Andrew’s or ADC’s Knowledge, as applicable, and as to which the occurrence or failure to occur would reasonably be likely to result in the failure of any of the conditions set forth in Article VII to be satisfied. Each of the parties shall give prompt written notice to the other party of any material correction to any of the ADC SEC Documents or the Andrew SEC Documents, as the case may be, from and after the date hereof. Notwithstanding the above, the delivery of any notice pursuant to this Section 6.15 will not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Merger.

     6.16 Section 16 Matters.
     (a) Prior to the Effective Time, Andrew’s Board of Directors, or an appropriate committee of non-employee directors of Andrew, shall, if necessary, adopt a resolution consistent with the SEC’s interpretive guidance to approve the disposition by any officer or director of Andrew who is a “covered person” of Andrew for the purposes of Section 16 of the Exchange Act of Andrew Common Stock or Andrew Stock Options pursuant to this Agreement and the Merger for the purposes of qualifying the disposition as an exempt transaction under Section 16 of the Exchange Act.
     (b) Prior to the Effective Time, ADC’s Board of Directors, or an appropriate committee of non-employee directors of ADC, shall, if necessary, adopt a resolution consistent with the SEC’s interpretive guidance to approve the acquisition by any officer or director of Andrew who will become a “covered person” of ADC for the purposes of Section 16 of the Exchange Act of ADC Common Stock or ADC Stock Options pursuant to this Agreement and the Merger for the purposes of qualifying the acquisition as an exempt transaction under Section 16 of the Exchange Act.
     6.17 Rights Plans; State Takeover Laws.
     (a) Prior to the Effective Time, neither ADC nor Andrew shall redeem the ADC Rights or the Andrew Rights, respectively, or amend, modify (other than to delay any “distribution date” therein or to render the ADC Rights or the Andrew Rights inapplicable to the Merger or any action permitted under this Agreement) or terminate the ADC Rights Agreement or the Andrew Rights Agreements unless (i) required to do so by order of a court of competent jurisdiction or (ii) Andrew’s or ADC’s Board of Directors, as the case may be, has concluded in good faith, after receipt of advice of its outside legal counsel, that, in light of a Superior Proposal with respect to it, the failure to effect such amendment, modification or termination is reasonably likely to result in a breach of its Board of Directors’ fiduciary obligations to its stockholders under Applicable Law.
     (b) Prior to the Effective Time, neither ADC nor Andrew shall take any action to render inapplicable, or to exempt any third Person from, any state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares of capital stock unless (i) required to do so by order of a court of competent jurisdiction or (ii) Andrew’s or ADC’s Board of Directors, as the case may be, has concluded in good faith, after receipt of advice of its outside legal counsel, that, in light of a Superior Proposal with respect to it, the failure to take such action is reasonably likely to result in a breach of its Board of Directors’ fiduciary obligations to its stockholders under Applicable Law.
     6.18 Reservation of ADC Common Stock. Effective at or prior to the Effective Time, ADC shall reserve out of its reserved but unissued shares of ADC Common Stock sufficient shares of ADC Common Stock to provide for (i) the conversion of the issued and outstanding shares of Andrew Common Stock pursuant to this Agreement, (ii) the issuance of ADC Common Stock under the Andrew Stock Plans, (iii) the issuance of ADC Common Stock upon the exercise of the Andrew Warrant assumed by ADC under Section 6.10(b), and (iv) the issuance of ADC Common Stock upon the conversion of Andrew Notes under Section 6.10(c).

     6.19 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of Andrew, any deeds, bills of sale, assignments or assurances and to take any other actions and do any other things, in the name and on behalf of Andrew, reasonably necessary to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of Andrew acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.
     6.20 Stockholder Litigation. Each of Andrew and ADC shall give the other the reasonable opportunity to consult in the defense of any stockholder litigation against Andrew or ADC, as applicable, and its directors relating to the transactions contemplated by this Agreement.
Article VII
Conditions Precedent
     7.1 Conditions to Each Party’s Obligation to Effect The Merger. The obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing of the following conditions:
     (a) Stockholder Approvals. Each of the ADC Share Issuance Approval and the Andrew Stockholder Approval shall have been obtained.
     (b) Antitrust/Competition. The waiting periods (and any extensions thereof) applicable to the Merger under the HSR Act and under the foreign antitrust or competition laws, rules or regulations for the jurisdictions listed on Section 7.1(b) of the ADC Disclosure Letter shall have been terminated or shall have expired. In addition, all of the authorizations, consents, orders or approvals of, or declarations or filings with, any Governmental Entity required under the foreign antitrust or competition laws, rules or regulations for the jurisdictions listed on Section 7.1(b) of the ADC Disclosure Letter shall have been filed, have occurred, or have been obtained and shall be in full force and effect.
     (c) Governmental Consents and Approvals. Except for the matters covered by Section 7.1(b), all filings with, and all consents, approvals and authorizations of, any Governmental Entity required to be made or obtained by Andrew, ADC or any of their Subsidiaries to consummate the Merger shall have been made or obtained, other than those that if not made or obtained would not, individually or in the aggregate, have a Material Adverse Effect on ADC and its Subsidiaries (determined, for purposes of this clause, after giving effect to the Merger) on a combined basis.
     (d) No Injunctions or Restraints. No judgment, order, decree, statute, law, ordinance, rule or regulation, or other legal restraint or prohibition, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction shall be in effect which prohibits, materially restricts, makes illegal or enjoins the consummation of the transactions contemplated by this Agreement.
     (e) Governmental Action. No action or proceeding shall be instituted or pending by any Governmental Entity challenging or seeking to prevent or delay consummation of or seeking to render unenforceable the Merger, asserting the illegality of the Merger or any material provision of this Agreement or seeking material damages in connection with the transactions contemplated hereby which continues to be outstanding.
     (f) Form S-4. The Form S-4 shall have become effective under the Securities Act, and no stop order or proceedings seeking a stop order shall have been initiated or, to the Knowledge of Andrew or ADC, threatened by the SEC.
     (g) Listing. The shares of ADC Common Stock issuable to the stockholders of Andrew as provided for in Article II shall have been authorized for listing on the NASDAQ, upon official notice of issuance.
     (h) Tax Opinions. Andrew and ADC shall have received an opinion of each of Mayer, Brown, Rowe & Maw LLP and Dorsey & Whitney LLP, respectively, dated as of the Effective Time, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The issuance of each such opinion shall be conditioned upon the receipt by such counsel of customary representation letters from each of ADC, Merger Sub, and Andrew, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated the date of such opinion and shall not have been withdrawn or modified in any material respect. The opinion condition referred to in this Section 7.1(h) shall not be waivable after receipt of the Andrew Stockholder Approval or after receipt of the ADC Share Issuance Approval unless further stockholder approval of Andrew stockholders or the ADC shareholders, respectively, is obtained with appropriate disclosure.
     (i) The Andrew Indenture. ADC and Andrew, together with the trustee under the Andrew Indenture, shall have entered into a supplemental indenture to the Andrew Indenture providing for (i) modification of the conversion rights of the holders of Andrew Notes, as contemplated by Section 15.06 of the Andrew Indenture, and (ii) modification of the obligations of Andrew to repurchase Andrew Notes, as contemplated by Section 14.05(e) of the Andrew Indenture.
     7.2 Conditions to Obligations of ADC and Merger Sub. The obligation of ADC and Merger Sub to effect the Merger is further subject to satisfaction or waiver at or prior to the Closing of the following conditions:
     (a) Except as a result of action expressly permitted or expressly consented to in writing by ADC pursuant to Section 5.1, (i) the representations and warranties of Andrew contained in this Agreement (other than the representations and warranties of Andrew contained in Sections 4.2, 4.3(a), 4.3(b), 4.3(c), 4.13, 4.15 and 4.20) shall be true both when made and as of the Closing Date, as if made as of such time (except to the extent such representations and warranties are expressly made as of a certain date, in which case such representations and warranties shall be true in all respects, as of such date), except where the failure of such representations and warranties to be so true (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Andrew and (ii) the representations and warranties of Andrew contained in Sections 4.2, 4.3(a), 4.3(b), 4.3(c), 4.13, 4.15 and 4.20 shall be true in all material respects both when made as of the

Closing Date, as if made as of such time (except, to the extent such representations and warranties are expressly made as of a certain date, in which case such representations and warranties shall be true in all respects, as of such date).
     (b) Andrew shall have performed, or complied with, in all material respects, all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date.
     (c) No Material Adverse Change of Andrew shall have occurred since the date of this Agreement and be continuing.
     (d) The Andrew Rights issued pursuant to the Andrew Rights Agreement shall not have become non-redeemable, exercisable, distributed (separately from shares of Andrew Common Stock) or triggered pursuant to the terms of such agreement and shall terminate immediately prior to the Effective Time.
     (e) ADC shall have received an officer’s certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of Andrew to the effect that the conditions set forth in Sections 7.2(a), (b), and (c) have been satisfied.
     7.3 Conditions to Obligations of Andrew. The obligations of Andrew to effect the Merger are further subject to satisfaction or waiver at or prior to the Closing of the following conditions:
     (a) Except as a result of action expressly permitted or expressly consented to in writing by Andrew pursuant to Section 5.1, (i) the representations and warranties of ADC contained in this Agreement (other than the representations and warranties of ADC contained in Sections 3.2, 3.3(a), 3.3(b), 3.3(c), 3.13, 3.15 and 3.20) shall be true both when made and as of the Closing Date, as if made as of such time (except to the extent such representations and warranties are expressly made as of a certain date, in which case such representations and warranties shall be true in all respects, as of such date), except where the failure of such representations and warranties to be so true (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on ADC and (ii) the representations and warranties of ADC contained in Sections 3.2, 3.3(a), 3.3(b), 3.3(c), 3.13, 3.15 and 3.20 shall be true in all material respects both when made as of the Closing Date, as if made as of such time (except, to the extent such representations and warranties are expressly made as of a certain date, in which case such representations and warranties shall be true in all respects, as of such date).
     (b) Each of ADC and Merger Sub shall have performed, or complied with, in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date.
     (c) No Material Adverse Change of ADC shall have occurred since the date of this Agreement and be continuing.

     (d) The ADC Rights issued pursuant to the ADC Rights Agreement shall not have become non-redeemable, exercisable, distributed (separately from ADC Common Stock) or triggered pursuant to the terms of such agreement.
     (e) Andrew shall have received an officer’s certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of ADC to the effect that the conditions set forth in Sections 7.3(a), (b), and (c) have been satisfied.
Article VIII
Termination, Amendment and Waiver
     8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party or parties, and (except in the case of Sections 8.1(b)(iii), 8.1(b)(iv), 8.1(e) or 8.1(f)) whether before or after the ADC Share Issuance Approval or the Andrew Stockholder Approval:
     (a) by mutual written consent of ADC and Andrew, if the Board of Directors of each so determines;
     (b) by written notice of either ADC or Andrew (as authorized by the Board of Directors of ADC or Andrew, as applicable):
     (i) if the Merger shall not have been consummated by November 30, 2006 (the “Outside Date”), provided, however, that if (x) the Effective Time has not occurred by such date by reason of nonsatisfaction of any of the conditions set forth in Section 7.1(b), Section 7.1(c), Section 7.1(d) or Section 7.1(e) and (y) all other conditions set forth in Article VII have been satisfied or waived or are then capable of being satisfied, then such date shall automatically be extended to February 28, 2007 (which shall then be the Outside Date); provided, further that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party whose failure to fulfill in any material respect any obligation of such party, or satisfy any condition to be satisfied by such party, under this Agreement has caused or resulted in the failure of the Effective Time to occur on or before the Outside Date;
     (ii) if a Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;
     (iii) if the ADC Share Issuance Approval shall not have been obtained at the ADC Shareholders’ Meeting, or at any adjournment or postponement thereof, at which the vote was taken; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to ADC if the failure to obtain the ADC Share Issuance Approval shall have been caused by the action or failure to act of ADC and such action or failure to act constitutes a breach by ADC of this Agreement;

     (iv) if the Andrew Stockholder Approval shall not have been obtained at the Andrew Stockholders’ Meeting, or at any adjournment or postponement thereof, at which the vote was taken; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iv) shall not be available to Andrew if the failure to obtain the Andrew Stockholder Approval shall have been caused by the action or failure to act of Andrew and such action or failure to act constitutes a breach by Andrew of this Agreement;
     (c) by ADC (as authorized by its Board of Directors) upon (i) a breach of any representation or warranty on the part of Andrew set forth in this Agreement, or if any representation or warranty of Andrew shall have become untrue, in either case such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue and such inaccuracy in Andrew’s representations and warranties has not been or is incapable of being cured by Andrew within 30 calendar days after its receipt of written notice thereof from ADC or (ii) a failure to perform, or comply with, in all material respects any covenant or agreement of Andrew set forth in this Agreement and such failure by Andrew has not been or is incapable of being cured by Andrew within 30 calendar days after its receipt of written notice thereof from ADC;
     (d) by Andrew (as authorized by its Board of Directors) upon (i) a breach of any representation or warranty on the part of ADC set forth in this Agreement, or if any representation or warranty of ADC shall have become untrue, in either case such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue and such inaccuracy in ADC’s representations and warranties has not been or is incapable of being cured by ADC within 30 calendar days after its receipt of written notice thereof from Andrew or (ii) a failure to perform, or comply with, in all material respects any covenant or agreement of ADC set forth in this Agreement and such breach by ADC has not been or is incapable of being cured by ADC within 30 calendar days after its receipt of written notice thereof from Andrew;
     (e) by Andrew (as authorized by its Board of Directors), at any time prior to the ADC Share Issuance Approval, if (i) ADC shall have failed to hold the ADC Shareholders’ Meeting in accordance with Section 6.1(b) (A) on or before the date which is 75 calendar days after the date on which the SEC declared the Form S-4 effective or (B) in the event ADC adjourns or postpones the ADC Shareholder Meeting in accordance with the terms of Section 6.1(b), on or before the date that is five business days after the date that is 75 calendar days after the date on which the SEC declared the Form S-4 effective, (ii) ADC shall have failed to include in the Joint Proxy Statement distributed to the shareholders of ADC ADC’s Board of Directors’ recommendation in favor of the ADC Share Issuance, (iii) ADC’s Board of Directors shall have withdrawn, amended, modified or qualified such recommendation in a manner adverse to the interests of Andrew, (iv) ADC’s Board of Directors shall have failed to reconfirm such recommendation within five business days of receipt of a written request from Andrew to do so, (v) ADC, ADC’s Board of Directors or any committee thereof shall have approved or recommended any Alternative Transaction, or (vi) ADC’s Board of Directors shall have failed, within ten business days after any tender or exchange offer relating to ADC Common Stock commenced by any third party shall have been first published, sent or given, to have sent to its security holders a statement disclosing that the Board of Directors of ADC recommends rejection of such tender offer or exchange offer; or
     (f) by ADC (as authorized by its Board of Directors), at any time prior to the Andrew Stockholder Approval, if (i) Andrew shall have failed to hold the Andrew Stockholders’ Meeting in accordance with Section 6.1(b) (A) on or before the date which is 75 calendar days after the date on which the SEC declared the Form S-4 effective or (B) in the event Andrew adjourns or postpones the Andrew Stockholder Meeting in accordance with the terms of Section 6.1(b), on or before the date that is five business days after the date that is 75 calendar days after the date on which the SEC declared the Form S-4 effective, (ii) Andrew shall have failed to include in the Joint Proxy Statement distributed to the stockholders of Andrew Andrew’s Board of Directors’ recommendation that such stockholders approve and adopt this Agreement and approve the Merger, (iii) Andrew’s Board of Directors shall have withdrawn, amended, modified or qualified such recommendation in a manner adverse to the interests of ADC, (iv) Andrew’s Board of Directors shall have failed to reconfirm such recommendation within five business days of receipt of a written request from ADC to do so, (v) Andrew, Andrew’s Board of Directors or any committee thereof shall have approved or recommended any Alternative Transaction, or (vi) Andrew or Andrew’s Board of Directors shall have failed, within ten business days after any tender or exchange offer relating to Andrew Common Stock commenced by any third party shall have been first published, sent or given, to have sent to Andrew’s security holders a statement disclosing that the Board of Directors of Andrew recommends rejection of such tender offer or exchange offer.
     8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability on the part of any of the parties, except that (i) Section 6.2(b), Section 6.5, this Section 8.2, Section 8.3, the second sentence of Section 8.4 and Section 8.5, as well as Article IX (other than Section 9.1) shall survive termination of this Agreement and continue in full force and effect, and (ii) that nothing herein, including any payment of a Termination Fee pursuant to Section 8.3, shall relieve any party from liability for any willful breach of any representation or warranty of such party contained herein or any willful breach of any covenant or agreement of such party contained herein. No termination of this Agreement shall affect the obligations of the parties contained in the CA, all of which obligations shall survive termination of this Agreement in accordance with their terms.
     8.3 Payments.
     (a) Payment by ADC.
     (i) In the event that (A) this Agreement is terminated by ADC or Andrew pursuant to Section 8.1(b)(i) or 8.1(b)(iii), (B) following the date hereof and prior to such termination, any Person shall have made to ADC or its shareholders, or publicly announced, a proposal, offer or indication of interest relating to any “Acquisition” (“Acquisition” shall have the same meaning as the defined term “Alternative Transaction” except that “50%” shall be substituted for “20%” in each instance where “20%” appears in such definition.) with respect to ADC, and (C) within 12 months following termination of this Agreement, an Acquisition of ADC is consummated, then

ADC shall pay Andrew a fee equal to $75,000,000 (the “Termination Fee”) in immediately available funds; such fee payment to be made concurrently upon such consummation.
     (ii) In the event that (A) this Agreement is terminated by Andrew pursuant to Section 8.1(d)(ii), (B) following the date hereof and prior to such termination, any Person shall have made to ADC or its shareholders, or publicly announced, a proposal, offer or indication of interest relating to an Alternative Transaction with respect to ADC and (C) ADC’s breach is willful or intentional and intended to facilitate, assist or otherwise benefit, or such breach has the effect of facilitating or assisting or otherwise benefiting, an Alternative Transaction or the Person making such Alternative Transaction, then ADC shall pay Andrew the Termination Fee in immediately available funds. Any breach of the covenants contained in Section 5.2 shall be considered willful, intentional and intended to facilitate, assist or otherwise benefit an Alternative Transaction.
     (iii) In the event that (A) this Agreement is terminated by Andrew pursuant to Section 8.1(e) and (B) the Board of Directors of ADC has effected a Change of Recommendation as permitted by and in compliance with Section 5.3(a) or Section 5.3(c)(ii), then ADC shall pay Andrew the Termination Fee in immediately available funds; such fee payment to made within one business day after such Change in Recommendation has been effected.
     (iv) In the event that (A) this Agreement is terminated by Andrew pursuant to Section 8.1(e) and the Board of Directors of ADC has not effected a Change of Recommendation as permitted by and in compliance with Sections 5.3(a) or 5.3(c)(ii), (B) following the date hereof and prior to such termination, any Person shall have made to ADC or its shareholders, or publicly announced, a proposal, offer or indication of interest relating to any Acquisition with respect to ADC, and (C) within 12 months following termination of this Agreement, an Acquisition of ADC is consummated, then ADC shall pay Andrew the Termination Fee in immediately available funds; such fee payment to be made concurrently upon such consummation; provided, however, that ADC shall not be required to pay the Termination Fee if Andrew’s right to terminate this Agreement pursuant to Section 8.1(e) arises solely out of the Board of Directors of ADC having effected a Change of Recommendation as permitted by and in compliance with Section 5.3(c)(i).
     (b) Payment by Andrew.
     (i) In the event that (A) this Agreement is terminated by Andrew or ADC pursuant to Section 8.1(b)(i) or 8.1(b)(iv), (B) following the date hereof and prior to such termination, any Person shall have made to Andrew or its stockholders, or publicly announced, a proposal, offer or indication of interest relating to any Acquisition with respect to Andrew, and (C) within 12 months following termination of this Agreement, an Acquisition of Andrew is consummated, then Andrew shall pay ADC the Termination Fee in immediately available funds; such fee payment to be made concurrently upon such consummation.

     (ii) In the event that (A) this Agreement is terminated by ADC pursuant to Section 8.1(c)(ii), (B) following the date hereof and prior to such termination, any Person shall have made to Andrew or its stockholders, or publicly announced, a proposal, offer or indication of interest relating to an Alternative Transaction with respect to Andrew and (C) Andrew’s breach is willful or intentional and intended to facilitate, assist or otherwise benefit, or such breach has the effect of facilitating or assisting or otherwise benefiting, an Alternative Transaction or the Person making such Alternative Transaction, then Andrew shall pay ADC the Termination Fee in immediately available funds. Any breach of the covenants contained in Section 5.2 shall be considered willful, intentional and intended to facilitate, assist or otherwise benefit an Alternative Transaction.
     (iii) In the event that (A) this Agreement is terminated by ADC pursuant to Section 8.1(f) and (B) the Board of Directors of Andrew has effected a Change of Recommendation as permitted by and in compliance with Section 5.3(a) or Section 5.3(d)(ii), then Andrew shall pay ADC the Termination Fee in immediately available funds; such fee payment to made within one business day after such Change in Recommendation has been effected.
     (iv) In the event that (A) this Agreement is terminated by ADC pursuant to Section 8.1(f) and the Board of Directors of Andrew has not effected a Change of Recommendation as permitted by and in compliance with Sections 5.3(a) or 5.3(d)(ii), (B) following the date hereof and prior to such termination, any Person shall have made to Andrew or its stockholders, or publicly announced, a proposal, offer or indication of interest relating to any Acquisition with respect to Andrew, and (C) within 12 months following termination of this Agreement, an Acquisition of Andrew is consummated, then Andrew shall pay ADC the Termination Fee in immediately available funds; such fee payment to be made concurrently upon such consummation; provided, however, that Andrew shall not be required to pay the Termination Fee if ADC’s right to terminate this Agreement pursuant to Section 8.1(f) arises solely out of the Board of Directors of Andrew having effected a Change of Recommendation as permitted by and in compliance with Section 5.3(d)(i).
     (c) Interest and Costs; Other Remedies. All payments under this Section 8.3 shall be made by wire transfer of immediately available funds to an account designated by the party to receive payment. Each of Andrew and ADC acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other party hereto would not enter into this Agreement; accordingly, if Andrew or ADC, as the case may be, fails to pay in a timely manner the amounts due pursuant to this Section 8.3 and, in order to obtain such payment, the other party hereto makes a claim that results in a judgment against the party failing to pay for the amounts set forth in this Section 8.3, the party so failing to pay shall pay to the other party its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 8.3 at the rate of interest per annum publicly announced by Citibank N.A. as its prime rate at its principal office in New York, New York, as in effect on the date such payment was required to be made. This entire Section 8.3 shall survive any termination of this Agreement.

     8.4 Amendment. Subject to compliance with Applicable Law, this Agreement may be amended by the parties in writing at any time before or after the ADC Share Issuance Approval or the Andrew Stockholder Approval; provided, however, that after the Andrew Stockholder Approval or the ADC Share Issuance Approval, there may not be, without further approval of the stockholders of Andrew or ADC, respectively, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered to the holders of Andrew Common Stock hereunder, or which by law or NASDAQ rule otherwise expressly requires the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties’ respective Boards of Directors or a duly designated committee thereof.
     8.5 Extension; Waiver. At any time prior to the Effective Time, a party may, subject to the proviso of Section 8.4 (and for this purpose treating any waiver referred to below as an amendment), (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any extension or waiver given in compliance with this Section 8.5 or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
Article IX
General Provisions
     9.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit the survival of any covenant or agreement of the parties in the Agreement which by its terms contemplates performance after the Effective Time.
     9.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (receipt confirmed) or sent by a nationally recognized overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
     (a) if to Andrew to:
Andrew Corporation
3 Westbrook Corporate Center
Westchester, IL 60154
Fax No: (708) 492-3823
Attention: Vice President and General Counsel

with a copy to:
Mayer, Brown, Rowe & Maw LLP
71 S. Wacker Drive
Chicago, IL 60606
Fax No: (312) 706-8164
Attention: Scott J. Davis
                 James T. Lidbury
     (b) if to ADC or Merger Sub, to:
ADC Telecommunications, Inc.
13625 Technology Drive
Eden Prairie, MN 55344
Fax No: (952) 917-0893
Attention: Office of General Counsel
with a copy to:
Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, MN 55402-1498
Fax No: (612) 340-7800
Attention: Robert A. Rosenbaum
     9.3 Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to a “Person” shall include references to an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. All references to dollar amounts shall be to lawful currency of the United States.
     9.4 Knowledge. References to the “Knowledge” of a party to this Agreement shall mean, (i) in the case of Andrew, the actual knowledge of the Persons listed in Section 9.4 of the

Andrew Disclosure Letter after due inquiry, and (ii) in the case of ADC and Merger Sub, the actual knowledge of the Persons listed in Section 9.4 of the ADC Disclosure Letter after due inquiry.
     9.5 Disclosure Letters. On or prior to the date of this Agreement, ADC has delivered to Andrew a disclosure letter (the “ADC Disclosure Letter”) and Andrew has delivered to ADC a disclosure letter (the “Andrew Disclosure Letter”). Each Disclosure Letter sets forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in such Disclosure Letter relates; provided, however, that any information set forth in one section of a Disclosure Letter will be deemed to apply to each other Section or subsection of this Agreement to which its relevance is reasonably apparent; provided, further, that, notwithstanding anything in this Agreement to the contrary, the inclusion of an item in such section of the Disclosure Letter as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on ADC or Andrew, as appropriate.
     9.6 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.
     9.7 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the CA and the documents and instruments referred to herein) (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Article II (which are intended to benefit the holders of Andrew Common Stock) and Section 6.4 (which are intended to benefit the Indemnified Parties, including Indemnified Parties who or which are not parties hereto), is not intended to confer upon any Person other than the parties any rights or remedies.
     9.8 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.
     9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by either of the parties hereto without the prior written consent of the other party. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
     9.10 Consent to Jurisdiction. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal court sitting in the State of Delaware or a Delaware state court.
     9.11 Headings, etc. The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
     9.12 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties to this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
     9.13 Failure or Indulgence Not a Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.
     9.14 Waiver of Jury Trial. EACH OF ADC, MERGER SUB AND ANDREW HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HERBY OR THE ACTIONS OF ADC, MERGER SUB OR ANDREW IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.
     9.15 Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity.
(Remainder of Page Intentionally Left Blank)

     IN WITNESS WHEREOF, ADC, Merger Sub and Andrew have caused this Agreement and Plan of Merger to be executed by their respective officers thereunto duly authorized, all as of the date first written above.

ADC TELECOMMUNICATIONS, INC.
By:	/s/ Robert E. Switz
	Name:	Robert E. Switz
	Title:	President and Chief Executive Officer

HAZELTINE MERGER SUB, INC.
By:	/s/ Gokul Hemmady
	Name:	Gokul Hemmady
	Title:	President

ANDREW CORPORATION
By:	/s/ Ralph E. Faison
	Name:	Ralph E. Faison
	Title:	President and Chief Executive Officer

EXHIBIT A
AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION
OF
ANDREW CORPORATION
     1. Name. The name of the corporation is Andrew corporation.
     2. Registered Office and Registered Agent. The address of the registered office of the corporation in Delaware is The corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle, and the name of its registered agent at that address is The corporation Trust Company.
     3. Purpose. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.
     4. Capital Stock. The total number of shares that the corporation is authorized to issue is 1,000, par value $0.01 per share, all of which shares are designated as common stock.
     5. Bylaws. The board of directors of the corporation is expressly authorized to adopt, amend or repeal bylaws of the corporation.
     6. Indemnification.
     Section 1 Elimination of Certain Liability of Directors. A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from the director derived an improper personal benefit.
     Section 2 Indemnification and Insurance.
     (a) Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the corporation or, if a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in paragraph B hereof, the corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the corporation with the same scope and effect as the foregoing indemnification of directors and officers.
     (b) Right of Claimant to Bring Suit. If a claim under paragraph A of this Section is not paid in full by the corporation within thirty days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the corporation. Neither the failure of the corporation (including its Board of Directors, stockholders or independent legal counsel) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, stockholders or independent legal counsel) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.
     (c) Non-Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaw, agreement, vote of stockholders or disinterested directors or otherwise.
     (d) Insurance. The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law. The personal liability of the directors of the corporation shall be eliminated to the fullest extent permitted by law. The corporation is authorized to indemnify (and advance expenses to) its directors and officers to the fullest extent permitted by law. Neither the amendment, modification or repeal of this article nor the adoption of any provision in this certificate of incorporation inconsistent with this article shall adversely affect any right or protection of a director or officer of the corporation with respect to any act or omission that occurred prior to the time of such amendment, modification, repeal or adoption.
     7. Elections of Directors. Elections of directors need not be by written ballot unless the bylaws of the corporation shall so provide.

EXHIBIT B

AMENDED AND RESTATED
BYLAWS
OF
ANDREW CORPORATION
ADOPTED
ON
[               ]

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3.6	Powers	4
3.7	President	4
3.8	Secretary	4
Article IV.	Capital Stock	4
4.1	Uncertificated Stock	4
4.2	Registration	4
4.3	Transfer of Shares	4
Article V.	General Provisions	4
5.1	Fiscal Year	4
5.2	Corporate Seal	5
5.3	Amendment of Bylaws	5
Article VI.	Indemnification	5
6.1	Indemnification	5
6.2	Advancement of Expenses	5
6.3	Non-Exclusivity	5
6.4	Heirs and Beneficiaries	5
6.5	Effect of Amendment	5
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BYLAWS
OF
ANDREW CORPORATION
Article I. Stockholders’ Meetings
     1.1 Place of Meetings. Meetings of the stockholders shall be held at such place, either within or without the State of Delaware, as the board of directors shall determine.
     1.2 Annual Meeting. The annual meeting of the stockholders for the election of the directors and the transaction of such other business as may properly be brought before the meeting shall be held on the date and at the time designated by the board of directors.
     1.3 Special Meetings. Special meetings of the stockholders for any purpose or purposes may be called only by the board of directors. The business to be transacted at any special meeting shall be limited to the purposes stated in the notice.
     1.4 Notice of Meetings. Notice of the place, if any, date and hour of any stockholders’ meeting shall be given to each stockholder entitled to vote. Notice of a special meeting shall also state the purpose or purposes for which the meeting has been called. Unless otherwise provided in the General Corporation Law of the State of Delaware (the “General Corporation Law”), notice shall be given at least 10 days but not more than 60 days before the date of the meeting.
     1.5 Quorum. The presence, in person or by proxy, of the holders of a majority of the voting power of the stock entitled to vote at a meeting shall constitute a quorum. In the absence of a quorum, either the president or the holders of a majority of the voting power of the stock present, in person or by proxy, and entitled to vote at the meeting may adjourn the meeting in the manner provided in Section 1.6 until a quorum shall be present. A quorum, once established at a meeting, shall not be broken by the withdrawal of the holders of enough voting power to leave less than a quorum. If a quorum is present at an original meeting, a quorum need not be present at an adjourned session of that meeting.
     1.6 Adjournment of Meetings. Either the president or the holders of a majority of the voting power of the stock present, in person or by proxy, and entitled to vote at the meeting may adjourn any meeting of stockholders from time to time. At any adjourned meeting the stockholders may transact any business that they might have transacted at the original meeting. Notice of an adjourned meeting need not be given if the time and place, if any, are announced at the meeting so adjourned, except that notice of the adjourned meeting shall be required if the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting.
     1.7 Voting List. At least 10 days before every meeting of the stockholders, the secretary of the corporation shall prepare a complete alphabetical list of the stockholders entitled to vote at the meeting showing each stockholder’s address and number of shares. For a period of at least 10 days before the meeting, the voting list shall be open to the examination of any stockholder for any purpose germane to the meeting during ordinary business hours at the corporation’s principal place of business. The voting list shall be produced and kept at the place of meeting during the whole time of the meeting, and any stockholder may inspect the voting list at any time during the meeting.
     1.8 Vote Required. Subject to the provisions of the General Corporation Law requiring a higher level of votes to take certain specified actions, the stockholders shall take action on all matters other than the election of directors by a majority of the voting power of the stock present, in person or by proxy, at the meeting and entitled to vote on the matter. The stockholders shall elect directors by a plurality of the voting power of the stock present, in person or by proxy, at the meeting and entitled to vote on the matter.
     1.9 President; Secretary. The president shall preside over any meeting of the stockholders, and the secretary shall keep official records of all such meetings. In the absence of the secretary, the president may appoint any person to act as secretary of the meeting.
     1.10 Record Date. If the corporation proposes to take any action for which the General Corporation Law would permit it to set a record date, the board of directors may set such a record date as provided under the General Corporation Law.
     1.11 Written Consent. Any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting, without prior notice and without a vote by means of a stockholder written consent meeting the requirements of the General Corporation Law. Prompt notice of the taking of action without a meeting by less than a unanimous written consent shall be given to those stockholders who have not consented as required by the General Corporation Law.
Article II. Directors
     2.1 Number and Qualifications. The board of directors shall consist of such number as may be fixed from time to time by resolution of the board of directors. Directors need not be stockholders.
     2.2 Term of Office. Each director shall hold office until his or her successor is elected or until his or her earlier death, resignation or removal.
     2.3 Resignation. A director may resign at any time by giving notice in writing to the corporation addressed to the board of directors, the president or the secretary. A resignation will be effective upon its receipt by the corporation unless the resignation specifies that it is to be effective at some later time or upon the occurrence of some specified later event.
     2.4 Vacancies. Any vacancy in the board of directors, including a vacancy resulting from an enlargement of the board of directors, may be filled by a vote of the majority of the remaining directors, although less than a quorum, or by a sole remaining director. A director appointed by the board of directors shall hold office for the remainder of the term of the director he or she is replacing.
     2.5 Regular Meetings. The board of directors may hold regular meetings without notice at such times and places as it may from time to time determine.

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     2.6 Special Meetings. Special meetings of the board of directors may be called by the president or by any director. Notice of any special meeting shall be given to each director and shall state the time and place for the special meeting.
     2.7 Notice. Any time it is necessary to give notice of a board of directors’ meeting, notice shall be given (i) in person or by telephone to the director at least 24 hours in advance of the meeting or (ii) by personally delivering written notice to the director’s last known business or home address at least 48 hours in advance of the meeting. Notice of a meeting need not be given to any director who attends a meeting without protesting prior to the meeting or at its commencement the lack of notice to that director. A notice of meeting need not specify the purposes of the meeting.
     2.8 Quorum. A majority of the directors in office at the time shall constitute a quorum. Thereafter, a quorum shall be deemed present for purposes of conducting business and determining the vote required to take action for so long as at least a third of the total number of directors are present. In the absence of a quorum, the directors present may adjourn the meeting without notice until a quorum shall be present, at which point the meeting may be held.
     2.9 Vote Required. The board of directors shall act by the vote of a majority of the directors present at a meeting at which a quorum is present.
     2.10 Action Without a Meeting. Any action required or permitted to be taken at any meeting of the board of directors may be taken without a meeting if all of the directors consent to the action in writing. The writing or writings shall be filed with the minutes of the proceedings of the board of directors.
     2.11 Use of Communications Equipment. Directors may participate in meetings of the board of directors by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting in this manner shall constitute presence in person at the meeting.
Article III. Officers
     3.1 Offices Created; Qualifications; Election. The corporation shall have a president, a secretary and such other officers, if any, as the board of directors from time to time may appoint. Any officer may be, but need not be, a director or stockholder. The same person may hold any two or more offices. The board of directors may elect officers at any time.
     3.2 Term of Office. Each officer shall hold office until his or her successor has been elected, unless a different term is specified in the resolution electing the officer, or until his or her earlier death, resignation or removal.
     3.3 Removal of Officers. Any officer may be removed from office at any time, with or without cause, by the board of directors.
     3.4 Resignation. An officer may resign at any time by giving notice in writing to the corporation addressed to the board of directors, the chairperson of the board of directors, the president or the secretary. A resignation will be effective upon its receipt by the corporation

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unless the resignation specifies that it is to be effective at some later time or upon the occurrence of some specified later event.
     3.5 Vacancies. A vacancy in any office may be filled by the board of directors.
     3.6 Powers. Unless otherwise specified by the board of directors, each officer shall have those powers and shall perform those duties that are (i) set forth in these bylaws, (ii) set forth in the resolution of the board of directors electing that officer or any subsequent resolution of the board of directors with respect to that officer’s duties or (iii) commonly incident to the office held.
     3.7 President. The president shall be subject to the direction and control of the board of directors and shall have general active management of the business, affairs and policies of the corporation. The president shall preside at all meetings of the stockholders and directors. The president shall have the power to sign all certificates, contracts and other instruments on behalf of the corporation. If the board of directors has not elected a chief executive officer, the president shall be the chief executive officer.
     3.8 Secretary. The secretary shall, to the extent practicable, attend all meetings of the stockholders and the board of directors. The secretary shall record the proceedings of the stockholders and the board of directors, including all actions by written consent, in a book or series of books to be kept for that purpose. The secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the board of directors. The secretary shall keep or cause to be kept the stock and transfer records of the corporation. The secretary shall have such other powers and duties as the board of directors or the president may determine.
Article IV. Capital Stock
     4.1 Uncertificated Stock. All shares of the corporation’s common stock shall be uncertificated.
     4.2 Registration. The name of each person owning a share of the corporation’s capital stock shall be entered on the books of the corporation together with the number of shares owned and the dates of issue. The corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes regardless of any transfer, pledge or other disposition of such stock until the shares have been properly transferred on the books of the corporation.
     4.3 Transfer of Shares. Registration of transfer of shares of the corporation’s stock shall be made only on the books of the corporation at the request of the registered holder. The board of directors may make further rules and regulations concerning the transfer and registration of shares of stock.
Article V. General Provisions
     5.1 Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the board of directors.

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     5.2 Corporate Seal. The corporation shall have no seal.
     5.3 Amendment of Bylaws. These bylaws, including any bylaws adopted or amended by the stockholders, may be amended or repealed by the board of directors.
Article VI. Indemnification
     6.1 Indemnification. The corporation shall, to the fullest extent permitted by law, indemnify every person who is or was a party or is or was threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative (an “Action”), by reason of the fact that such person is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, trustee, plan administrator or plan fiduciary of another corporation, partnership, limited liability company, trust, employee benefit plan or other enterprise (an “Indemnified Person”), against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement or other disposition that the Indemnified Person actually and reasonably incurs in connection with the Action.
     6.2 Advancement of Expenses. Upon written request from an Indemnified Person, the corporation shall pay the expenses (including attorneys’ fees) incurred by such Indemnified Person in connection with any Action in advance of the final disposition of such Action. The corporation’s obligation to pay expenses pursuant to this section shall be contingent upon the Indemnified Person providing the undertaking required by the General Corporation Law.
     6.3 Non-Exclusivity. The rights of indemnification and advancement of expenses contained in this article shall not be exclusive of any other rights to indemnification or similar protection to which any Indemnified Person may be entitled under any agreement, vote of stockholders or disinterested directors, insurance policy or otherwise.
     6.4 Heirs and Beneficiaries. The rights created by this article shall inure to the benefit of each Indemnified Person and each heir, executor and administrator of such Indemnified Person.
     6.5 Effect of Amendment. Neither the amendment, modification or repeal of this article nor the adoption of any provision in these bylaws inconsistent with this article shall adversely affect any right or protection of an Indemnified Person with respect to any act or omission that occurred prior to the time of such amendment, modification, repeal or adoption.

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